Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 15, 2002

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑               Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______________________________________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ORDINARY RESOLUTION
ORDINARY RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
SPECIAL RESOLUTION
ORDINARY RESOLUTION
SPECIAL RESOLUTIONS
1. EXCLUSION OF OTHER REGULATIONS
2. INTERPRETATION
SHARE CAPITAL, ISSUES, AND ALTERATION OF SHARE CAPITAL
3. AUTHORISED SHARECAPITAL
4. ALLOTMENT
5. CLASSES OF SHARES
6. POWER TO ISSUE REDEEMABLE SHARES
7. FINANCIAL ASSISTANCE
8. COMMISSION AND BROKERAGE
9. VARIATION OF RIGHTS
10. INCREASE AND CONSOLIDATION OF CAPITAL
11. ADJUSTMENTS ON CONSOLIDATION
12. REDUCTION OF CAPITAL
EVIDENCE AS TO TITLE
13. SHARE CERTIFICATES
14. UNCERTIFICATED SECURITIES (CREST)
LIEN ON SHARES
15. LIEN ON SHARES NOT FULLY PAID
16. SALE OF SHARES SUSJECT TO LIEN
17. PROCEEDS OF SALE OF SHARES SUBJECT TO LIEN
CALLS ON SHARES
18. CALLS
19. CALLS PAYABLE BY INSTALMENTS
20. LIAHLITY OF JOINT HOLDERS FOR CALLS
21. MEMBERS TO PAY CALLS
22. INTEREST ON UNPAID CALL
23. SUMS PAYABLE ON ALLOTMENT DEEMED A CALL
24. PAYMENT IN ADVANCE OF CALLS
25. DIFFERENCE IN CALLS
26. NOTICE REQUIRING PAYMENT OF CALLS
27. NOTICE TO STATE TIME AND PLACE FOR PAYMENT
28. SURRENDER
FORFEITURE
29. FORFEITURE ON NON-COMPLIANCE
30. NOTICE AFTER FORFEITURE AND SALE OF FORFEITED SHARES
31. EFFECT OF FORFEITURE
32. EVIDENCE OF FORFElTURE
TRANSFER OF SHARES
33. FORM OF TRANSFERS
34. EXECUTION OF TRANSFERS
35. POWER TO REFUSE TO REGISTER
36. RETENTION OF INSTRUMENT OF TRANSFER
37. NOTICE OF REFUSAL
38. TRUSTS
39. FEES ON REGISTRATION
40. RENUNCIATION OF ALLOTMENT
TRANSMISSION OF SHARES
41. ON DEATH
42. EXECUTOR’S RIGHT TO REGISTRATION
43. RIGHTS OF PERSONS ENTITLED BY TRANSMISSION
DOCUMENTS AND UNTRACED MEMBERS
44. DESTRUCTION OF DOCUMENTS
45. UNTRACED MEMBERS
PURCHASE OF OWN SHARES
46. COMPANY MAY-PURCHASEOWN SHARES
47. SELECTION OF SHARES TO BE PURCHASED
GENERAL MEETINGS
48. GENERAL MEETINGS
49. EXTRAORDINARY GENERAL MEETINGS
50. NOTICE OF GENERAL MEETINGS
51. POSTPONEMENT OF GENERAL MEETINGS
52. SEPARATEGENERAL MEETINGS
53. OMISSION OF NOTICE
PROCEEDINGS AT GENERAL MEETINGS
54. QUORUM
55. PROCEEDINGS IN DEFAULT OF QUORUM
56. CHAIRMAN
57. ADJOURNMENT
58. ACCOMMODATION OF MEMBERS AND SECURITY ARRANGEMENTS
59. ORDERLY CONDUCT
60. NO PROPOSAL OR SECONDING OF RESOLUTIONS
61. VOTING PROCEDURE
62. POLL
63. NO POLL OR POLL TO BE TAKEN AT ONCE
64. NOTICE OF POLL
65. CHAIRMAN’S CASTINGVOTE
66. DIRECTORSAND OTHER PERSONS MAY ATTEND AND SPEAK AT GENERAL MEETINGS
67. ATTENDANCE AT GENERAL MEETINGS WHEN SHARES HELD BY A NOMINEE
VOTES OF MEMBERS AND AMENDMENTS TO RESOLUTIONS
68. VOTES
69. VOTES BY JOINT HOLDERS
70. VOTES BY MEMBERS SUFFERING FROM MENTAL DISORDER
71. DISQUALIFICATIONFROM VOTING
72. DISENFRANCHISEMENT
73. OBJECTION TO VOTER'S QUALIFICATIONS
74. NOTICE OF AMENDMENT TO RESOLUTIONS
75. AMENDMENTS TO RESOLUTIONS
PROXIES AND REPRESENTAWS
76. VOTES BY PROXY
77. FORM OF PROXY
78. DEPOSIT OF PROXIES
79. PROXIES DELIVERED BY FACSIMILE
80. AUTHORITY OF PROXY
81. TERMINATION OF PROXY'S AUTHORITY
82. BOARD'S POWER TO ISSUE PROXIES
83. CORPORATIONS ACTING BY REPRESENTATIVES
NUMBER AND QUALIFICATION OF DIRECTORS
84. NUMBER OF DIRECTORS
85. DIRECTOR’S QUALIFICATION
86. POWER OF COMPANY TO APPOINT DIRECTORS
87. VACANCIES
88. PERSONS ELIGIBLE FOR APPOINTMENT
89. ALTERNATE DIRECTORS
BOARD POWERS AND DELEGATION OF POWERS
90. POWERS OF THE BOARD
91. LOCAL BOARDS AND AGENCIES
92. APPOINTMENT OF AGENT AND REGISTRAR
93. DELEGATIONTO COMMITEES
94. APPOINTMENT OF CHAIRMAN
95. REMUNERATION OF EXECUTIVE DIRECTORS
96. CHIEF EXECUTIVE, MANAGING AND EXECUTNE DIRECTORS
97. PROWSIONS TO WHICH EXECUTIVE DIRECTOR SUBJECT
98. POWERS OF EXECUTIVE DIRECTORS
99. ASSOCIATE AND OTHER DIRECTORS
100. POWER TO PAY PENSIONS
BORROWINGS
101. BORROWING POWERS
102. BORROWINGS BY SUBSIDIARIES
103. INCLUSION OF GUARANTEES
104. OUTSIDER’S ENQUIRY
105. BORROWING TO REPAY OTHER INDEBTEDNESS
106. TERMS OF ISSUE OF SECURITIES
ELECTION,APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS
107. APPOINTMENT OF DIRECTORS TO BE VOTED ON INDMDUALLY
108. APPOINTMENT OF DIRECTORS BY THE BOARD
109. RETIREMENT BY ROTATION
110. ORDER OF RETIREMENT
111. RE-ELECTIONOF RETIRING DIRECTOR
112. FAILURE TO FILL VACANCY CAUSED BY RETIRING DIRECTOR
113. REMOVAL OF DIRECTOR BY ORDINARY RESOLUTION
114. DISQUALIFICATION OF DIRECTORS
115. DIRECTORS’ FEES
116. EXPENSES AND SPECIAL REMUNERATION
PROCEEDINGS OF THE BOARD
117. BOARD MEETINGS
118. QUORUM
119. CHAIRMAN, VICE*CHAIRMAN AND DEPUTY CHAIRMAN
120. VALIDITY OF DIRECTORS’ ACTIONS
121. RESOLUTION IN WRITING
122. RESOLUTIONS BY TELEPHONE OR FACSIMILE
123. DISCLOSURE OF INTERESTS
124. RESTRICTION ON VOTING
125. NATURE OF DIRECTOR’S INTEREST
126. PROHIBITIONON DIRECTOR COUNTING TOWARDS QUORUM
127. SEPARATE RESOLUTIONS TO APPOINT DIRECTORS
128. CHAIRMAN’S RULING CONCLUSIVE ON DIRECTOR’S INTEREST
129. DIRECTORS’ RESOLUTION CONCLUSIVE ON CHAIRMAN’S INKREST
SECRETARY, MINUTES AND SEAL
130. SECRETARY
131. MINUTES
132. THE SEAL
133. SEAL ON SHARE CERTIFICATES OR DEBENTURES
134. SEAL FOR USE ABROAD
ACCOUNTING RECORDS, BOOKS AND REGISTERS
135. ACCOUNTS TO BE KEPT
136. LOCATION AND INSPECTION OF BOOKS
137. ANNUAL REPORT AND STATEMENT OF ACCOUNTS
138. CIRCULATION OF REPORTAND ACCOUNTS
AUDITORS
139. APPOINTMENT OF AUDITORS
140. AUDITORS’ REPORT
141. AUDITORS’ RIGHTS
AUTHENTICATION OF DOCUMENTS, BRANCH REGISTER AND RECORD DATES
142. AUTHENTICATION OF DOCUMENTS
143. BRANCH REGISTER
144. RECORD DATES
DIVDENDS AND RESERVES
145. DECLARATION OF DIVIDENDS
146. PAYMENT OF BMDENDS
147. PAYMENT OF DIVIDENDS IN SPECIE
148. INTERIM DIVIDENDS
149. DEBTS TO BE SET-OFF AGAINST DIVIDENDS
150. DIVIDENDS PAYABLE TO MEMBERS ON REGISTER
151. PROOF OF ENTITLEMENT TO DIVIDENDS
152. UNPAID AND UNCLAIMED DIVIDENDS
153. PAYMENT OF DIVIDENDS IN FOREIGN CURRENCIES
154. DIVIDEND WARRANTS
155. RECEIPT OF JOINT HOLDER EFFECTIVE
156. RESERVES
157. CAPITALISATION OF PROFITS
NOTICES
158. SERVICE OF NOTICE BY THE COMPANY
159. PROOF OF SERVICE
160. NOTICE NOT INVALIDATED BY CHANGE IN REGISTER
161. MEMBERS RESIDENT ABROAD
162. NOTICE TO PERSONS NOT ON THE REGISTER
163. NOTICE BY ADVERTISEMENT
164. SERVICE ON DECEASED OR BANKRUPT MEMBERS
165. MEMBERS PRESENT DEEMED TO HAVE RECEIVED NOTICE
166. POWER TO STOP SENDING NOTICES
WINDING-UP
167. LIQUIDATORS’ POWERS
168. DISTRIBUTION OF SECURITIES IN PLACE OF CASH
INDEMNITY
169. INDEMNITY TO OFFICERS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 15 November 2002	By:	/s/ J Nicholls

Name: J Nicholls
Title: Assistant Secretary

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

Diageo plc

(REGISTERED 21ST OCTOBER 1886)
Company No. 23307

Memorandum and Articles of Association

(Reprinted to incorporate amendments to Articles of Association made by Ordinary and Special Resolutions up to and including the Annual General Meeting held on 29th October 2002)

Company No. 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Diageo plc

(As amended by Special Resolutions passed on 16th May, 1996 and 28th January, 1998)

1.	The name of the Company is “Diageo plc”.*

2.	The Company is to be a public company.”**

3.	The Registered Office of the Company will be situated in England and Wales.

4.	The objects of the Company are:

(a)	(i)	To carry on business as a general commercial company and to carry on any trade or business whatsoever; and

	(ii)	Without prejudice to the generality of the foregoing:

(1)	To act or carry on business as a holding company and to control and co-ordinate the administration and operation of any companies for the time being directly or indirectly controlled by the Company; and

(2)	To act or carry on business as producers, distributors and marketers of branded drinks and branded food products, as operators of fast food restaurant chains and as brewers, distillers and manufacturers of wine, spirits and mineral or other types of water; and

(3)	To carry on any other business, undertaking, transaction or operation commonly carried on or undertaken by producers, distributors and marketers (both wholesale and retail) in all or any articles of commercial and personal use and consumption, importers, exporters, shipowners, bankers, factors, capitalists, promoters,

*	The name of the Company was changed to Diageo plc with effect from 17th December,1997.

**	The name of the Company was changed to Arthur Guinness and Sons PLC and the Company re-registered as a Public Company with effect from 1st March 1982.

financiers, real property dealers and investors, concessionaires, brokers, contractors, mercantile and general agents, advertising agents, publishers in any medium, hoteliers, carriers and transporters of all kinds and to carry on all or any of the said businesses (including those in subparagraphs (1) and (2) of this paragraph) either together as one business or as separate distinct businesses in any part of the world.

(b)	To purchase, take on lease or in exchange, hire or otherwise acquire and hold, for any estate or interest, and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade, railways, docks, wharves, warehouses, piers, barges, vessels, vehicles, aircraft and any heritable or moveable real or personal property of any kind.

(c)	To purchase or otherwise acquire, dispose of, protect, extend and renew any patents, registered designs, trade marks and service marks (whether registered or not), copyright, design right or any similar property rights, including those subsisting in inventions, designs, drawings, performances, computer programmes, semiconductor topographies, confidential information, business names, goodwill and the style of presentation of goods or services including brands and the right to use brand names and applications for protection thereof, which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, receive or grant licences in respect of or otherwise turn to account any of the same for any purpose whatsoever, whether manufacturing or otherwise, which the Company may think calculated directly or indirectly to achieve these objects.

(d)	To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue on commission or otherwise underwrite, subscribe for and take or guarantee the payment of any dividend or interest on any shares, stocks, debentures or other capital or securities or obligations of any such companies, syndicates or other bodies, and to pay or provide for brokerage commission and underwriting in respect of any such issue.

(e)	To enter into partnerships or into any arrangements for sharing profits, union of interests, co-operation or otherwise with any person or company for the purpose of carrying on business within any of the objects of the Company.

(f)	To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company’s property or rights.

(g)	To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, body or company carrying on any business which this Company is authorised to carry on, or possessed of property, assets or rights suitable for any of the objects of the Company.

(h)	To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property, assets or rights of the Company; to surrender or accept surrender of any lease or tenancy or rights; and to sell or deal with the property, assets, business, rights or undertaking of the Company, or any part thereof, and for such consideration and on such terms as the Company may think fit, and including for cash or shares, debentures or securities of any other company.

(i)	To build, construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, equipment or otherwise as may seem desirable for any of the businesses or in the interests of the Company; and to manufacture, buy, sell, lease or otherwise acquire and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company’s objects.

(j)	To manage and conduct the affairs of any companies, firms, bodies and persons carrying on business of any kind whatsoever, and in any part of the world.

(k)	To enter into, carry on and participate in financial transactions and dealings and operations of all kinds; and to take any steps which may be considered expedient for carrying into effect such transactions, dealings and operations including, without prejudice to the generality of the foregoing, borrowing and lending money and entering into contracts and arrangements of all kinds.

(l)	To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, shares or other securities, perpetual or otherwise, and, if the Company thinks fit, charged on all or any of the Company’s property (both present and future) and undertaking, including its uncalled capital, and further, if so thought fit, convertible into any stock or shares or securities of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance or pledge.

(m)	To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights, present and future, and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever, including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) or a subsidiary undertaking (as defined by section 258 of the Companies Act 1985) of the Company or of the Company’s holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

(n)	To enter into, carry on and participate in financial transactions and operations of all kinds including (without limitation) interest rate swaps, options (including traded options), swap option contracts, forward exchange contracts, futures contracts, forward rate agreements, contracts for differences, caps, collars, floors or other financial instruments including hedging agreements of any kind all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling and/or any other currencies or basket of currencies (including but not limited to European Currency Units (as the same may from time to time be designated or constituted)) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, futures contracts or other financial instruments including hedging agreements of any kind that may be undertaken by the Company on a speculative basis or in connection with the management of financial risks relating to the Company or any other company, firm or person on such terms as may be thought fit and with or without security, and to undertake, carry on and execute all kinds of financial, commercial trading and other operations.

(o)	To grant indemnities of every description and to undertake obligations of every description.

(p)	To make, draw, accept, exchange, endorse, negotiate, execute and issue promissory notes, bills of exchange or other negotiable instruments or payment orders and to receive money on deposit or loan.

(q)	To pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company’s capital or any debentures or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

(r)	To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company’s property or rights.

(s)	To pay for any property or rights acquired by the Company in such manner as the Company may think fit, including payment either in cash or in fully or partly paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(t)	To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company in such manner as the Company may think fit, including payment either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(u)	To make loans or donations, either of cash or of other assets whatsoever, to or enter into any arrangements whatsoever for the benefit of such persons and in such cases as the Company may think directly or indirectly conducive to any of its objects or otherwise expedient.

(v)	To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(w)	To subscribe for, purchase or otherwise acquire, take, hold, or sell any shares or stock, bonds, debentures or debenture stock, or other securities or obligations of any person, firm, government or other authority or issuer (including any subsidiary of the Company) and to invest, deal with or lend any of the moneys of the Company in such manner, with or without security and on such terms as the Company may think fit, and to buy and sell foreign exchange.

(x)	To amalgamate with any other company either the objects of which are or include objects similar to those of the Company or which is

v

possessed of property, assets or rights suitable for any of the purposes of the Company, and on any terms whatsoever.

(y)	To procure the Company or any branch or representative of the Company to be registered or recognised in any country or place abroad or with any applicable regulatory authority in any part of the world.

(z)	To obtain any provisional or other order or Act of Parliament of the United Kingdom or of the legislature of any other State or jurisdiction for enabling the Company to carry any of its objects into effect, or for effecting any modifications to the Company’s constitution, or for any other purpose which may seem expedient, and to oppose or make representations in connection with any proceeding, proposal or application which may seem calculated, directly or indirectly, to prejudice the Company’s interests.

(aa)	To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

(ab)	To insure the life of any person who may, in the opinion of the Company, be of value to the Company as having or holding for the Company interests, goodwill or influence or other assets and to pay the premiums on such insurance.

(ac)	To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities, loans and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, trust, other establishment, or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or may be connected with any place where the Company carries on business; to institute and maintain any institution, association, society, club, trust or other establishment or profit-sharing scheme, share incentive scheme or employees’ share scheme calculated to advance the interests of the Company or to benefit such persons; to institute and maintain or assist in the institution or maintenance of any scheme calculated to promote the purchase or holding of shares of or securities in the Company by the public, any section thereof or such persons; and, subject to the provisions of the Companies Acts 1985 and 1989, to lend money or make payments to, or guarantee or give an indemnity in respect of, or give any financial or other assistance to, any such persons or trustees on their behalf or any other person, for the purposes of, or to facilitate the institution or maintenance of, any such scheme; to join, participate in and subsidise or assist any association of employers or employees or any trade association; and to subscribe or guarantee money for charitable or benevolent objects or for any public, general or useful object or for any exhibition; the said persons are any persons who are or were at arty time in the employment or service of the Company or any of its businesses or of any company which was or is for the time being the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) or a subsidiary undertaking (as defined by section 258 Companies Act 1985) of the Company or of the Company’s holding company or are or were otherwise associated with the Company or any of its businesses or who are or were at any time directors or officers of the Company or of such other company as aforesaid, or holding or who hold or has held any salaried employment or office in the Company or such other company, and the families (including former spouses) of them or any person who is or was dependant on them.

(ad)	To purchase and maintain insurance for the benefit of any persons who are or were at any time directors, officers or employees of the Company or any other company which is a subsidiary or subsidiary undertaking of the Company or in which the Company has any interest, whether direct or indirect, or who are or were at any time trustees of any pension fund in which any employee of the Company or of any other such company or subsidiary undertaking are or have been interested indemnifying such persons against liability for negligence, default, breach of duty or breach of trust or any other liabilities which may be lawfully insured against.

(ae)	To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, claims, demands, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive or expedient fur the advantage or protection of the Company.

(af)	To do all or any of the above things in any part of the world and either as principals, agents, attorneys, contractors, trustees, or otherwise and either alone or in conjunction with others.

(ag)	To carry on business as a general commercial company.

(ah)	To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a)	the word “company” in this clause 4, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b)	the objects set forth in each sub-clause of this clause 4 shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the ejusdem generis rule or by reference to or inference from any other object or objects set forth in such sub-clause or form the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub clauses as if each sub-clause contained the objects of a separate company.

5.	The liability of the Members is limited.

6.	The Capital of the Company is £4,500,000, divided into 450,000 shares of £10 each, with power to increase. The shares forming the capital (original or increased) of the Company may be divided into such classes, with such preferences and other special incidents, and be held on such terms as may be provided by the Articles and Regulations of the Company for the time being, or otherwise.

NOTES:

     (1)   By Special Resolution passed on 15th August, 1908, and confirmed on 31st August, 1908, the Authorised Capital was increased to £7,000,000 by the creation of 2,500,000 additional Ordinary Shares of £1 and each of the existing Shares of £10 each was subdivided into 10 Ordinary Shares of £1.

     (2)   By Special Resolution passed on 12th May, 1923, and confirmed on 28th May, 1923, the Authorised Capital was further increased to £9,500,000 by the creation of 2,500,000 additional Ordinary Shares of £l.

     (3)   By Ordinary Resolution passed on 5th May, 1952, the Authorised Capital was further increased to £14,500,000 by the creation of 5,000,000 new Ordinary Shares of £1.

     (4)   By Special Resolution passed on 12th January, 1961, the Authorised Capital was further increased to £19,500,000 by the creation of 5,000,000 new Ordinary Shares of £1.

     (5)   By Special Resolution passed on 16th January, 1964, the Authorised Capital was further increased to £26,500,000 by the creation of 3,500,000 6 per cent. Cumulative Preference Shares of £1 each and 7,000,000 new Ordinary Shares of 10s. each.

     (6)   By further Special Resolution passed on 16th January, 1964, it was resolved that as from 27th January, 1964, the Ordinary Stock of the Company should be transferable in units of five shillings or multiples thereof.

     (7)   By Special Resolutions passed on 9th February, 1971, the Authorised Capital was reduced to £21,000,000. Following a Court Order of 22nd March, 1971, the £5,500,000 6 per cent Cumulative Preference Stock was extinguished, and the Capital forthwith increased to £26,500,000 and divided into £21,000,000 Ordinary Stock and 22,000,000 Ordinary Shares of 25p each.

     (8)   By Ordinary Resolutions passed on 10th February, 1977, the Capital was reorganised and at 28th February, 1977, consisted of £21,552,871.75 Ordinary Stock and 19,788,513 Ordinary Shares of 25p each.

     (9)   Between 28th March, 1979 and 6th August, 1979 the issued capital of the Company was increased by 1,763,560 Ordinary Shares of 25p each, the Capital then being £21,993,761.75 (87,975,047 stock units of 25p each) issued, and £4,506,238.25 (18,024,953 shares of 25p each) unissued.

     (10)   By Ordinary Resolutions passed on 7th February, 1980 the Authorised Capital was increased to £53,000,000 by the creation of 106,000,000 Ordinary Shares of 25p each and, pursuant to a resolution capitalising reserves, the issued capital was increased by 87,975,047 Ordinary stock units of 25p each.

     (11)   By Ordinary Resolution passed on 28th February, 1985 the Authorised Capital was increased to £65,000,000 by the creation of 48,000,000 Ordinary Shares of 25p each.

     (12)   By Ordinary Resolution passed on 17th July, 1985 the Authorised Capital was increased to £112,000,000 by the creation of 188,000,000 Ordinary Shares of 25p each.

     (13)   By Ordinary Resolution passed on 26th March, 1986 the Authorised Capital was increased to £314,000,000 by the creation of 808,000,000 Ordinary Shares of 25p each, and by Special Resolution passed on 26th March, 1986 the Authorized Capital was further increased to £644,000,000 by the creation of 330,000,000 5 3/4% per cent. Convertible Cumulative Redeemable Preference Shares of £1 each.

     (14)   Under the authority conferred by the Special Resolution passed on the 26th March, 1986 Board of the Company resolved to effect conversion of 38,698,876 of the 5 3/4% per cent. Convertible Cumulative Redeemable Preference Shares of £1 each in the Company on the 1st June, 1990 in accordance with paragraph 3.5(ii) of the Schedule of the Articles of Association of the Company. As a result of this, the Authorised Capital on the 1st June, 1990 was £644,000,000 divided into 1,266,835,684 Ordinary Shares of 25p each, 291,301,124  5 3/4 per cent. Convertible Cumulative Redeemable Preference Shares of £ each, and 143,959,820 Unclassified Shares of 25p each.

     (15)   Under the authority conferred by the Special Resolution passed on 16th May, 1991, the 143,959,820 Unclassified Shares of 25p each in the capital of the Company were redesignated as 143,958,820 Ordinary Shares of 25p each. As a result of this, the Authorised Capital on 16th May, 1991 was £644,000,000 divided into 1,410,795,504 Ordinary Shares of 25p each and 291,301,124  5 3/4 per cent. Convertible Cumulative Redeemable Preference Shares of £1 each.

     (16)   By Ordinary Resolutions passed on 17th October, 1991 the Authorised Capital was increased to £955,000,000 by the creation of 1,244,000,000 Ordinary Shares of 25p each. As a result of this, the Authorised Capital on 17th October, 1991 was £955,000,000 divided into 2,654,795,504 Ordinary Shares of 25p each, 291,301,124  5 3/4 per cent. Convertible Cumulative Redeemable Preference Shares of £1 each.

     (17)   By a Special Resolution passed on 16th May, 1996 the 291,301,124  5 3/4 per cent. Convertible Cumulative Redeemable Preference Shares of £1 each were redesignated as Ordinary Shares of 25p each. As a result of this, the authorised capital on 16th May, 1996 was £955,000,000 divided into 3,820.000,000 Ordinary Shares of 25p each.

     (18)   By an Ordinary Resolution passed on 26th November, 1997 the Authorised Capital was increased to £1,455,000,000 by the creation of 2,000,000,000 Ordinary shares of 25p each.

     (19)   By a Special Resolution passed on 28th January 1998 the Authorised Capital was increased to £4,355,367,647 by the creation of 563,500,000 B Shares of 514 12/17p each and the Ordinary Share capital of the Company was subdivided and consolidated into Ordinary Shares of 28 101/108p each. Following the cancellation of certain fractions of such Ordinary Shares, the Company’s Authorised Capital on 2nd February, 1998 was £4,355,367,647, made up of 5,028,480,000 Ordinary Shares of 28 101/108p each and B Shares of 514 12/17p each.

     (20)   By a Special Resolution passed on 22nd December, 1997 and a resolution of a duly appointed committee of the Board of the Company, on 1st August, 1998, 17,599,679 B Shares of 514 12/17p each were consolidated and subdivided into 12,494,701 Ordinary Shares of 28 101/108p each, 8,697,121.817 Deferred Shares of lp each and 1 Deferred Share of 4.63p. Under the terms of the Deferred Shares, on 7th August, 1998, 8,697,121,817 Deferred Shares of 1p each and 1 Deferred Share of 4.63p were redeemed by the Company for a total aggregate consideration of 1p. By a Special Resolution passed on 22nd December, 1997 and a resolution of a duty appointed committee of the Board of the Company, on 7th August, 1998, 8,697,121,817 Deferred Shares of 1p each and 1 Deferred Share of 4.63p were consolidated and subdivided into 300,572.530 Ordinary Shares of 28l01/108p each, 4 Deferred Shares of lp each and 1 Deferred Share of 0.499p.

     (21)   By an Ordinary Resolution passed on 11th August, 1998, the Authorised Capital was reduced to £1,541,971,209 by the cancellation of 30 Ordinary Shares of 28 101/108p each, 4 Deferred Shares of lp each, 1 Deferred Share of 0.499p, and all the B Shares of 514 12/17p each. As a result of this, the Authorised Capital on 11th August, 1998 was £1,541,971,209 divided into 5,329,052,500 Ordinary Shares of 28 101/108p each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

Number of Shares
taken by each
NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Subscriber

REVELSTOKE,	One
8, Bishopsgate Street Within,
Kingsway,
London, E.C.

H. HOSKIER,	One
Coney Hill,
Hayes,
Kent
Esquire

CASTLEROSSE,	One
Killarney House,
Ireland

HENRY R. GLYN,	One
67, Lombard Street,
London, E.C.
Banker

CLAUDE GUINNESS,	One
18, Kildare Street,
Dublin
Brewer

Wm. J. WALPOLE,	One
8, Bishopsgate Street Within,
London, E.C.
Clerk

EDWARD C. GUINNESS,	One
St. James’ Gate,
Dublin
Baronet

Dated the 21st day of October, 1886.

CHARLES STEWART,
57, Coleman Street,
London, E.C.
Solicitor

x

Company Number: 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION

Of

Diageo plc

Passed on 29 October 2002

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Tuesday, 29 October 2002, the following Resolution was duly passed as an Ordinary Resolution:

ORDINARY RESOLUTION

On the proposal of the Chairman, IT WAS RESOLVED as an ORDINARY RESOLUTION THAT in substitution for all other such authorities but without prejudice to any issue of relevant securities made (or offered or agreed to be made) pursuant to such authorities, the authority conferred on the directors by paragraph 4.2 of Article 4 of the company’s Articles of Association be renewed for a period of five years ending on 28 October 2007 and for such period the maximum amount of relevant securities which the directors may so allot (the ‘section 80 prescribed amount’ referred to in Article 4.2) shall be £306,318,850.

ORDINARY RESOLUTION

On the proposal of the Chairman, IT WAS RESOLVED as an ORDINARY RESOLUTION THAT in accordance with the power given by Article 115 of the company’s Articles of Association, the remuneration limit of £250,000 in Article 115 be increased to an amount of £500,000.

-s- Roger Myddelton

Roger Myddelton
Secretary

Company Number: 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

Of

Diageo plc

Passed on 29 October 2002

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Tuesday, 29 October 2002, the following Resolutions were duly passed as Special Resolutions:

SPECIAL RESOLUTION

On the proposal of the Chairman, IT WAS RESOLVED as a SPECIAL RESOLUTION THAT the power conferred on the directors by paragraph 4.3 of Article 4 of the company’s Articles of Association be renewed for a period expiring at the conclusion of the next Annual General Meeting of the company or on 28 January 2004, whichever is the sooner, and for such period the maximum amount of equity securities which the directors may so allot in accordance with paragraph 4.4 (c) of Article 4 (the ‘section 95 prescribed amount’ referred to in Article 4.4(c)) shall be £46,411,940.

SPECIAL RESOLUTION

On the proposal of the Chairman, IT WAS RESOLVED as a SPECIAL RESOLUTION THAT the company be hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985 (as amended)) of its ordinary shares of 28 101/108 pence each subject to the following restrictions and provisions:

(a)	the maximum number of ordinary shares hereby authorised to be purchased is 320,799,370;

(b)	the minimum price which may be paid for an ordinary share is 28 101/108 pence and the maximum price which may be paid is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(c)	unless previously revoked or varied, this authority shall expire at the conclusion of the next Annual General Meeting, but the company may enter into a contract to purchase ordinary shares under this authority before the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

-s- Roger Myddelton

Roger Myddelton
Secretary

Company Number: 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

Of

Diageo plc

Passed on 30 October 2001

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Tuesday, 30 October 2001, the following Resolutions were duly passed as a Special Resolutions:

SPECIAL RESOLUTION

THAT the power conferred on the directors by paragraph 4.3 of Article 4 of the Company’s Articles of Association be renewed for a period expiring at the conclusion of the next Annual General Meeting of the Company or 29 January 2003, whichever is the sooner, and for such period the maximum amount of equity securities which the directors may so allot in accordance with paragraph 4.4 c of Article 4 (the ‘section 95 prescribed amount’ referred to in Article 4.4(c)) shall be £49,347,600.

SPECIAL RESOLUTION

THAT the Company be hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Company Act 1985) of its ordinary shares of 28 101/108 pence each subject to the following restrictions and provisions:

(a)	the maximum number of ordinary shares hereby authorised to be purchased is 341,090,300;

(b)	the minimum price which may be paid for an ordinary share is 28 101/108 pence and the maximum price which may be paid is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(c)	unless previously revoked or varied, this authority will expire at the conclusion of the next Annual General Meeting, but the Company may enter into a contract to purchase ordinary shares under this authority before the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

Roger Myddelton
Secretary

Company Number: 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTIONS

Of

Diageo plc

Passed on 9th November 2000

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Thursday 9th November 2000, the following Resolutions were duly passed as a Special Resolutions:

SPECIAL RESOLUTION

THAT the power conferred on the directors by paragraph 4.3 of Article 4 of the company’s Articles of Association be renewed for a period expiring at the conclusion of the next Annual General Meeting of the company or 8 February 2002, whichever is the sooner, and for such period the maximum amount of equity securities which the directors may so allot in accordance with paragraph 4.4(c) of Article 4 (the ‘section 95 prescribed amount’ referred to in Article 4.4(c)) shall be £49,514,500.

SPECIAL RESOLUTION

THAT the company be hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of its ordinary shares of 28 101/108 pence each subject to the following restrictions and provisions:

(a)	the maximum number of ordinary shares hereby authorised to be purchased is 342,244,800;

(b)	the minimum price which may be paid for an ordinary share is 28 101/108 pence and the maximum price which may be paid is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(c)	unless previously revoked or varied, this authority shall expire at the conclusion of the next Annual General Meeting, but the company may enter into a contract to purchase ordinary shares under this authority before the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

-s- Roger Myddelton Roger Myddelton Secretary

Company No. 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTIONS

of

Diageo plc

Passed on 9th November, 1999

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 9th November, 1999, the following two Resolutions were duly passed as Special Resolutions:

SPECIAL RESOLUTION

THAT the power conferred on the directors by paragraph 4.3 Article 4 of the company’s Articles of Association be renewed for a period expiring at the conclusion of the next Annual General Meeting of the company or 8 February 2001, whichever is the sooner, and for such period the maximum amount of equity securities which the directors may so allot in accordance with paragraph 4.4(c) of Article 4 (the ‘section 95 prescribed amount’ referred to in Article 4.4(c)) shall be £49,592,800.

SPECIAL RESOLUTION

THAT the company be hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of its ordinary shares of 28 101/108 pence each subject to the following restrictions and provisions:

(a)	the maximum number of ordinary shares hereby authorised to be purchased is 342,785,560;

(b)	the minimum price which may be paid for an ordinary share is 28 101/108 pence and the maximum price which may be paid is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(c)	unless previously revoked or varied, this authority will expire at the conclusion of the next Annual General Meeting, but the company may enter into a contract to purchase ordinary shares under this authority before the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

Roger Myddelton
Secretary

Company No. 23307

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTIONS

of

Diageo plc

Passed on 11th August, 1998

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 11th August, 1998, the following Resolutions were duly passed, the first as an Ordinary Resolution and the following three as Special Resolutions:

ORDINARY RESOLUTION

THAT, in substitution for all other such authorities but without prejudice to any issue of relevant securities made pursuant to such authorities, the authority conferred on the directors by paragraph 4.2 of Article 4 of the company’s Articles of Association be renewed for a period of five years ending on l0th August 2003 and for such period the maximum amount of relevant securities which the directors may so allot (the ‘section 80 prescribed amount’ referred to in Article 4.2) shall be £344,712,750.

SPECIAL RESOLUTIONS

THAT, conditional on the resolution numbered 13 on the notice of this meeting being duly passed, the power conferred on the directors by paragraph 4.3 of Article 4 of the company’s Articles of Association be renewed for a period expiring at the conclusion of the next annual general meeting of the company or 10th November, 1999, whichever is the sooner, and for such period the maximum amount of equity securities which the directors may so allot in accordance with paragraph 4.4(c) of Article 4 (the ‘section 95 prescribed amount’ referred to in Article 4.4(c)) shall be £51,706,875.

THAT the company be hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of its ordinary shares of 28 101/108 pence each subject to the following restrictions and provisions:

(a)	the maximum number of ordinary shares hereby authorised to be purchased is 357,397,920;

(b)	the minimum price which may be paid for an ordinary share is 28 101/108. pence and the maximum price which may be paid is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(c)	unless previously revoked or varied, this authority shall expire at the conclusion of the next annual general meeting, but the company may enter into a contract to purchase ordinary shares under this authority before the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

THAT, conditional on the resolution numbered 19 on the notice of this meeting being duly passed, the company’s Articles of Association be hereby amended so as to remove the provisions relating to deferred shares and B shares and to reflect the company’s altered share capital, in the manner set out in the list of amendments produced at the meeting and initialled by the Chairman thereof for the purpose of identification.

A. A. GREENER
Chairman

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

Articles of Association
of
Diageo plc

(Adopted by Special Resolution passed on 28th January 1998 and amended subsequently by Special and Ordinary Resolutions)

1.     EXCLUSION OF OTHER REGULATIONS

The Regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company except insofar as they are repeated or contained in these Articles.

2.     INTERPRETATION

2.1	In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

WORDS	MEANING

“the Act”	the Companies Act 1985 (as amended by the Companies Act 1989) and any statutory amendment or modification thereof;

“Approved Depositary”	means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees’ shares scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company and/or its Subsidiaries which has been approved by the Company in general

WORDS	MEANING

meeting; and shall also include the managers (acting in their capacity as such) of any investment or savings plan which the Board has approved;

“these Articles”	the Articles of Association of the Company as originally adopted or altered or varied from time to time (and “Article” means one of these Articles);

“the Auditors”	the auditors for the time being of the Company or, in the case of joint auditors, any one of them;

“the Board”	the Board of Directors for the time being of the Company or the Directors present at a duly convened meeting of the Directors or any duly authorised committee at which a quorum is present;

“certificated share”	means a share which is not an uncertificated share;

“clear days notice”	means in relation to a period of a notice, that the notice shall be exclusive of the date on which it is served or deemed to be served and the day for which it is given or on which it is to take effect;

“the Company”	Diageo plc;

“Director”	a director for the time being of the Company;

“executed”	any manner of execution;

“Executive Director”	a Director (including a Chief Executive, Managing Director, or Joint Managing Director) holding any full-time office or employment with the Company;

“holder”	means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share;

“member”	a member of the Company;

“Office”	the registered office for the time being of the Company;

“Ordinary Shares”	the Ordinary Shares of 28l 101/108p each in the Company;

“participating class”	means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system pursuant to and as such terms are defined in the Uncertificated Securities Regulations;

WORDS	MEANING

“Register”	the Register of members of the Company required to be kept by the Statutes or, as the case may be, any overseas branch register kept pursuant to the Statutes;

“Registrars”	the persons, company, or firm appointed by the Board as the registrars of the Company;

“Related Company”	a company which shall be treated by the Auditors as a related company for the purpose of the Statement of Standard Accounting Practice for the time being in issue relating to accounting for the results of related companies published by the Institute of Chartered Accountants in England and Wales;

“the seal”	the common seal of the Company, the securities seal, and any official seal of the Company permitted under the Statutes;

“Secretary”	any person appointed by the Board to perform the duties of the secretary of the Company, including (subject to the Statutes) a joint, assistant, acting or deputy secretary;

“shares”	the Ordinary Shares;

“Statutes”	the Act, the Companies Ad 1989 and every other statute or subordinate legislation for the time being in force concerning companies and affecting the Company including every amendment or re-enactment (with or without amendment) thereof for the time being in force;

“the Stock Exchange”	the London Stock Exchange Limited;

“stock exchange nominee”	a person designated under section 185(4) of the Act;

“Subsidiary”	means a subsidiary and/or a subsidiary undertaking of the Company as each of the terms is defined in the Act;

“the Uncertificated Securities Regulations”	means The Uncertificated Securities Regulations 1995 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations; and

“uncertificated share”	means a share of a class which is for the time being a participating class, title to which is recorded on the register as being held in uncertificated form.

Unless otherwise provided in these Articles and unless the context otherwise requires, words or expressions defined in the Statutes (including the Uncertificated Securities Regulations) have the same meaning in these Articles.

Words in the singular include the plural, and vice versa; words indicating any gender include all genders; and references to a person includes a reference to a body corporate and to an unincorporated body of persons.

References to writing include references to typewriting, printing, lithography, photography and any other methods of representing or reproducing words in a visible and non-transitory form.

References:

(a)	“mental disorder” means mental disorder as defined in Section 1 of the Mental Health Act 1983 or the Mental Health (Scotland) Act 1984 (as appropriate) and “mentally disordered” shall be construed accordingly;

(b)	any section or provision of any statute, unless the context otherwise requires, includes any corresponding or substituted section or provision of any amending, consolidating or replacement statute;

(c)	an Article by number are to the particular Article of these Articles;

Headings are inserted for convenience only and shall not affect the construction of these Articles.

2.2	Subject to the Statutes, where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and, where an extraordinary resolution required, a special resolution shall also be effective.

SHARE CAPITAL, ISSUES, AND ALTERATION OF SHARE CAPITAL

3.     AUTHORISED SHARE CAPITAL

The authorized share capital of the Company at the date of adoption of this Article is £1,541,971,209 divided into 5,329,052,500 Ordinary Shares.

4.     ALLOTMENT

4.1	Subject to the provisions of the Statutes and to any relevant authority of the Company in general meeting required by the Statutes, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them all rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terns and conditions as the Board may decide, provided that the shares of the Company shall not be allotted at a discount and (save as permitted by the Statutes) shall not be allotted except as paid up at least as to one quarter of their nominal value and the whole of any premium thereon.

4.2	By an ordinary resolution or special resolution of the Company expressed to be made pursuant to this paragraph 4.2 of this Article 4 (such a resolution being referred to in this Article as a “section 80 resolution”) the Board may be generally and unconditionally authorized (unless otherwise specified in the section 80 resolution in substitution for all subsisting authorities to the extent unused) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount specified in the section 80 resolution as the section 80 prescribed amount. Each section 80 resolution shall specify the date on which the authority granted thereby shall expire, which date shall not be more than five years after the date of such section 80 resolution, and shall also specify the section 80 prescribed amount applicable to the authority. Notwithstanding the expiry of any authority granted pursuant to this paragraph 4.2 of this Article 4, the Company may before any such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority had not expired.

4.3	For so long as the Board is generally authorized for the purposes of section 80 of the Act, the Board may be empowered pursuant to section 95 of the Act by a special resolution of the Company expressed to be made pursuant to this paragraph 4.3 of this Article 4 (such a resolution being referred to in this Article as a “section 95 resolution”) to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to such section 80 authority as if section 89(1) of the Act did not apply to such allotment subject, unless such section 95 resolution shall specify otherwise, to the limitations contained in subparagraph 4.4 below (and to such further or other limitations as may be specified in any section 95 resolution).

4.4	The power granted by a section 95 resolution shall be limited (unless the section 95 resolution shall specify otherwise):

(a)	to the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of Ordinary Shares where the equity securities respectively attributable to the interests of all such persons are proportionate to the respective numbers of Ordinary Shares held by them or are otherwise allotted in accordance with the rights attaching to such securities (but subject to such exclusions and other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising by virtue of equity securities being represented by American Depositary Receipts or under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever);

(b)	to the allotment of equity securities pursuant to options granted under the Company’s share option schemes for employees of joint ventures in which the Company and/or any of its Subsidiaries or Subsidiary undertakings participates; and

(c)	to the allotment (otherwise than pursuant to subparagraph (a) above) of equity securities up to an aggregate nominal value equal to the amount specified in the section 95 resolution as the section 95 prescribed amount.

4.5	The power granted by a section 95 resolution shall expire on the earlier of:

(a)	the conclusion of the next annual general meeting of the Company following; or

(b)	the date falling 15 months after the date of the passing of such section 95 resolution,

save that the Company may before the expiry of such power make an offer or agreement which would or might require securities to be allotted in pursuance of such offer or agreement as if that power had not expired.

5.     CLASSES OF SHARES

Subject to the provisions of the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company by ordinary resolution determines or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

6.     POWER TO ISSUE REDEEMABLE SHARES

Shares may, with the sanction of an ordinary resolution, be issued on the terms that they are, or are liable, to be redeemed at the option of the Company and/or the holder on the terms (subject to Article 46) and in the manner as the Company before the issue of the shares may by special resolution determine.

7.     FINANCIAL ASSISTANCE

The Company shall not give any financial assistance for the acquisition of shares in the Company except and in so far as permitted by the Statutes.

8.     COMMISSION AND BROKERAGE

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an Allotment of shares or any combination of such matters.

9.     VARIATION OF RIGHTS

9.1     Sanction to Variation

If at any time the share capital of the Company is divided into different classes of shares, any of the rights for the time being attached to any share or class of shares may, subject to the provisions of the Statutes and notwithstanding that the Company may be or about to be in liquidation, be modified, abrogated or varied in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of that class duly convened and held as hereinafter provided (but not otherwise).

9.2     Class Meetings

To every such separate general meeting of the holders of any class of shares, the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, so far as applicable apply, subject to the following provisions, namely:

(a)	the necessary quorum at any such meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum;

(b)	any holder of shares of the class in question present in person or by proxy may demand a poll; and

(c)	every holder of shares of the class in question present in person or by proxy shall be entitled on a poll to one vote for every share of that class held by him.

9.3     Deemed Variation

Subject to the terms of issue of all rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be modified, abrogated or varied by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the Statutes and these Articles.

10.     INCREASE AND CONSOLIDATION OF CAPITAL

The Company may from time to time by ordinary resolution:

(a)	increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(c)	sub-divide its existing shares, or any of them, into shares of smaller amounts, provided that:

(i)	in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(ii)	the resolution whereby any share is subdivided may determine that as between the resulting shares one or more of such shares may be given any preference or advantageous or deferred rights or be subject to any restriction as regards dividend, capital, voting or otherwise over the others or any other of such shares; and

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

11.     ADJUSTMENTS ON CONSOLIDATION

Whenever, as a result of a consolidation of shares, any members would become entitled to fractions of a share, the Board may settle any difficulty relating thereto. In particular, the Board may determine which shares are consolidated into each consolidated share and may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable (or at any other price approved by the Company by special resolution) to any person (including, subject to the provisions of the Statutes, the Company). The Board may distribute the net proceeds of sale (subject to retention by the Company of small amounts the cost of distribution of which would be disproportionate to the amounts involved) in due proportion among those members, and may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser. The transferee is not bound to see to the application of the purchase money nor is his title to the shares affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

12.     REDUCTION OF CAPITAL

Subject to the provisions of the Statutes and to any rights for the time being attached to any shares, the Company may by Special Resolution reduce its own share capital, any capital redemption reserve, any share premium account and any other undistributable reserve in any way.

EVIDENCE AS TO TITLE

13.     SHARE CERTIFICATES

13.1	Every share certificate shall specify the number and class and the distinguishing number (if any) of the shares to which it relates and the amount paid up thereon. No certificate shall be issued relating to shares of more than one class.

13.2	Subject to the provisions of the Uncertificated Securities Regulations, the rules of any relevant system and these Articles, every person (other than a recognised clearing house (within the meaning of the Financial Services Act 1986) or a nominee of a recognised clearing house or of a recognized investment exchange (within the meaning of the Financial Services Act 1986) or any other person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered as a member on the Register shall be entitled without payment to receive within two months after allotment or lodgment of transfer of those shares or within two months after the relevant Operator-instruction is received by the Company (or within such other period as the conditions of issue shall provide) one certificate for all the shares registered in his name or, in the case of shares of more than one class being registered in his name, a separate certificate for each class of shares so registered, and where a member (except such a clearing house or nominee) transfers part of the shares of any class registered in his name he shall be entitled without payment to one Certificate for the balance of shares of that class retained by him. If a member shall require additional certificates he shall pay for each additional certificate such reasonable sum (if any) as the Board may determine.

13.3	In respect of certificated shares of one class held jointly by more than one person, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for such shares to one of the joint holders of such shares shall be sufficient delivery to all such holders.

13.4	If any certificate be defaced or worn out then upon delivery thereof to the Company, the Board may order the same to be cancelled and may issue a new certificate in lieu thereof; and if any certificate be lost or destroyed, then upon proof thereof to the satisfaction of the Board and on such indemnity with or without security as the Board deems adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate.

13.5	Every certificate issued under the last preceding sub-article shall be issued without payment, but there shall be paid to the Company such exceptional out-of-pocket expenses of the Company in connection with the request (including, without limiting the generality of the foregoing, the investigation of such request and the preparation and execution of any such indemnity or security) as the Board thinks fit.

13.6	Nothing in this Article shall require the Company to issue a certificate in respect of uncertificated shares.

14.     UNCERTIFICATED SECURITIES (CREST)

14.1	Pursuant and subject to the Uncertificated Securities Regulations, the Board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if it is in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is for the time being a participating class. The Board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

14.2	In relation to a class of shares which is, for the time being, a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

(a)	the holding of shares of that class in uncertificated form;

(b)	the transfer of title to shares of that class by means of a relevant system; and

(c)	any provision of the Uncertificated Securities Regulations.

14.3	Shares of a class which is for the time being a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system, and the Board shall record on the register of members that the shares are held in certificated or uncertificated form as appropriate.

LIEN ON SHARES

15.     LIEN ON SHARES NOT FULLY PAID

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Board may at any time waive any lien which has arisen and may declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount payable in respect of it.

16.     SALE OF SHARES SUBJECT TO LIEN

16.1	The Company may sell in a manner decided by the Board any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) clear days after notice in writing has been served on the holder of the shares (or the person entitled to the share by reason of death or bankruptcy of the holder and who has supplied the Company with an address within the United Kingdom or the Republic of Ireland for the service of notices):

(a)	stating, and demanding payment of, the sum presently payable; and

(b)	stating that if the notice is not complied with the shares may be sold.

16.2	To give effect to any such sale the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, a purchaser of those shares. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and he shall not be bound to see to the application of the purchase money.

17.     PROCEEDS OF SALE OF SHARES SUBJECT TO LIEN

The net proceeds of such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the person entitled to the shares at the date of sale.

CALLS ON SHARES

18.     CALLS

18.1	Subject to the terms of allotment of shares, the Board may from time to time make calls upon the members as it thinks fit, (including for the purposes of this Article persons entitled to a share by transmission), in respect of any moneys unpaid on their shares (whether in respect of the nominal value of the shares or by way of premium) and each member shall pay the Company at the time or times and place specified by the Company; provided that (subject as aforesaid) at least fourteen dear days’ notice shall be given of every call specifying the time or times and place of payment. A call may be revoked in whole or in part or the time fixed for its payment postponed in whole or in part as the Board may determine.

18.2	If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of monies becoming due in respect of calls so made and to give valid receipts for such monies. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

19.     CALLS PAYABLE BY INSTALMENTS

A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed and a call may be made payable by installments.

20.     LIABILITY OF JOINT HOLDERS FOR CALLS

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

21.     MEMBERS TO PAY CALLS

Each member shall pay to the Company, at the time and place of payment specified in the notice of the call, the amount called on his shares. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22.     INTEREST ON UNPAID CALL

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom the sum is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding twenty per cent. (20%) per annum (compounded on a six monthly basis) as the Board may determine. The Board may in its discretion waive payment of any such costs, charges, expenses or interest in whole or in part.

23.     SUMS PAYABLE ON ALLOTMENT DEEMED A CALL

Any sum which, by the terms of allotment of a share, becomes payable on allotment or on any other fixed date, whether in respect of the nominal value of the shares or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of allotment, it becomes payable. In the case of non-payment all the provisions of these Articles relating to payment of interest and expenses, forfeiture and otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

24.     PAYMENT IN ADVANCE OF CALLS

The Board may, if it thinks fit, receive from any member willing to advance it, all or any part of the money uncalled and unpaid on any shares, whether in respect of the nominal value of the shares or the premium, held by him, and may pay on all or any of the money advanced (until it would but for the advance become presently payable) interest at a rate not exceeding 20 per cent. per annum, as the Board thinks fit, unless the Company in general meeting directs otherwise. The Board may at any time repay the amount so advanced on giving such member not less than three (3) months’ notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

25.     DIFFERENCE IN CALLS

The Board may, on the allotment or issue of shares, differentiate between the allottees or holders of such shares as to the amount of calls to be paid and the times of payment.

26.     NOTICE REQUIRING PAYMENT OF CALLS

If a member fails to pay any call or instalment of a call on the day fixed for payment, the Board may, at any time thereafter while part of the call or instalment remains unpaid, serve a notice on him requiring payment of the unpaid amount of the call or instalment, together with any accrued interest and any costs, charges and expenses incurred by the Company by reason of the non-payment.

27.     NOTICE TO STATE TIME AND PLACE FOR PAYMENT

The notice shall fix a further day (not less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made, and the notice shall state that in the event of non-payment at or before the time and at the place specified, the shares on which the call was made will be liable to be forfeited.

28.     SURRENDER

The Board may accept the surrender of any share liable to be forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

FORFEITURE

29.     FORFEITURE ON NON-COMPLIANCE

If the requirements of the notice served under Article 26 are not complied with, any share in respect of which the notice has been given may, at any time before the payments required by the notice have been made, be forfeited by a resolution of the Board to that effect. Unless the Board otherwise decides, no holder of such a share is entitled to receive any dividend or be present or vote (whether in person or by representative or proxy) at any meeting, on a show of hands or on a poll, or to demand a poll or exercise any other privilege as a member. Every forfeiture shall include all dividends declared and other money payable in respect of the forfeited shares and not paid before forfeiture. Forfeiture shall be deemed to occur at the time of the passing of the said resolution of the Board.

30.     NOTICE AFTER FORFEITURE AND SALE OF FORFEITED SHARES

30.1	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share, or any person entitled to the share by transmission; and an entry of the forfeiture or surrender, with the date thereof, shall forthwith be made in the Register, but no forfeiture or surrender shall be invalidated by any failure to give such notice or make such entry as aforesaid.

30.2	Subject to the Act, a forfeited share may be sold, re-allotted or otherwise disposed of as the Board decides, and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled as the Board decides. Where a forfeited share is to be transferred to any person for its disposal the Board may authorise some person to execute an instrument of transfer of the Share.

31.     EFFECT OF FORFEITURE

31.1	A holder whose shares have been forfeited shall cease to be a member in respected of the forfeited shares and shall surrender to the Company for cancellation the certificate (if any) for the shares forfeited. The holder shall, notwithstanding the forfeiture, remain liable to pay to the Company all money which at the date of forfeiture was then payable by him to the Company in respect of the shares, with interest on it at such rate not exceeding 20 per cent. per annum as the Board decides from the date of forfeiture until payment. The Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

31.2	The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

32.     EVIDENCE OF FORFEITURE

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration, shall be conclusive evidence of the facts stated therein against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the sale on the share, re-allotment or disposal thereof, together with the share certificate (if any) delivered to a purchaser or allottee thereof, shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed shall be registered as the holder of the share and shall not be bound to see the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sate, re-allotment or disposal of the share.

TRANSFER OF SHARES

33.     FORM OF TRANSFERS

Subject to such of the restrictions contained in these Articles as may be applicable:

(a)	each member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any form which is from time to time approved by the Board; and

(b)	any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred.

34.     EXECUTION OF TRANSFERS

The instrument of transfer of a certificated share (if any) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

35.     POWER TO REFUSE TO REGISTER

35.1	The Board may only decline to register a transfer of an uncertificated share in the circumstances set out in the Uncertificated Securities Regulations and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

35.2	The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a certificated share (or renunciation of a renunciable letter of allotment) unless:

(a)	it is in respect of a share which is fully paid up;

(b)	it is in respect of only one class of share;

(c)	it is in favour of a single transferee or not more than four transferees;

(d)	it is duly stamped (if so required); and

(e)	it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a stock exchange nominee, or other person to whom the Company is not required by law to issue a certificate, or in the case of a renunciation) by the certificate for the shares to which it relates (if any such certificate has been issued) and/or such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so, provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

35.3	Transfers of shares will not be registered in the circumstances described in Article 72.

36.     RETENTION OF INSTRUMENT OF TRANSFER

The Company is entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of refusal is given.

37.     NOTICE OF REFUSAL

If the Board refuses to register a transfer of a share, it shall, within two months after the date on which the instrument of transfer was lodged with the Company or, in the case of uncertificated shares, within two months after the date on which the relevant Operator-instruction was received, send to the transferee notice of the refusal.

38.     TRUSTS

Except as required by law or pursuant to the provisions of these Articles, no person shall be recognised by the Company as holding any share upon any trust, and (except only by these Articles or by law otherwise provided or under a court of competent jurisdiction) the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

39.     FEES ON REGISTRATION

No fee will be charged by the Company for the registration of any transfer or any other document relating to or affecting the title to any share.

40.     RENUNCIATION OF ALLOTMENT

The Board may, at any time after the allotment of any share but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board may think fit to impose.

TRANSMISSION OF SHARES

41.     ON DEATH

If a member dies the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing contained in these Articles shall release the estate of a deceased member from any liability in respect of any share held by him solely or jointly with other persons.

42.     EXECUTOR’S RIGHT TO REGISTRATION

Any person who is entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as the Board requires, elect either to be registered as the holder of the share or to have some person nominated by him registered as the holder. If the person elects to become the holder he shall give notice in writing to that effect to the Company. If the person elects to have another person registered, he shall execute an instrument of transfer of the share to that person. All the provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member had not occurred and the notice or instrument of transfer were a notice or an instrument of transfer executed by the member.

43.     RIGHTS OF PERSONS ENTITLED BY TRANSMISSION

43.1	A person who is entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled to receive any notice of, or to attend or vote at, meetings of the Company or to any of the rights or privileges of a member until he has become a member in respect of the share. The Board may at any time give notice requiring any such person to elect either to be registered or to transfer the share and if the notice is not complied with within sixty days the Board may withhold payment of all dividends and other money payable in respect of the share until the requirements of the notice have been complied with.

43.2	Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the register.

DOCUMENTS AND UNTRACED MEMBERS

44.     DESTRUCTION OF DOCUMENTS

44.1	The Company may destroy:

(a)	any instrument of transfer, after six (6) years from the date on which it is registered;

(b)	any dividend mandate or any variation or cancellation thereof, or other instruction concerning the payment of monies, or any notification of change of name or address, after three (3) years from the date on which it is recorded;

(c)	any share certificate, after one (1) year from the date on which it is cancelled; and

(d)	any other document on the basis of which any entry in the Register is made (including renounceable share certificates, forms of acceptance and transfer and applications for allotment), after six (6) years from the date on which an entry was first made in the Register in respect of it.

44.2	It shall be conclusively presumed in favour of the Company that every entry in the register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was a valid certificate and was properly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)	this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)	nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

(c)	references in this Article to the destruction of any document include references to its disposal in any manner.

45.     UNTRACED MEMBERS

45.1	The Company shall be entitled to sell at the best price reasonably obtainable any certificate share of a member or any share to which a person is entitled by transmission, if and provided that:

(a)	the shares have been in issue either in certificated or uncertificated form for a period of twelve (12) years; and

(b)	for a period of twelve (12) years no cheque, warrant or order sent by the Company in the manner authorised by these Articles in respect of the share in question has been cashed, no cash dividend payable on the shares has been satisfied by the transfer of funds to a bank account designated by the member, or person entitled by transmission to the shares, or by transfer of funds by means of a relevant system, and no communication has been received by the Company from the member or the person entitled by transmission, provided that in that such period of twelve (12) years at least three cash dividends (whether interim or final) on or in respect of the share in question have become payable and no such dividend during that period has been claimed; and

(c)	the Company has at the expiry of the said period of twelve (12) years, by advertisement in at least two national daily newspapers published in the United Kingdom (or, in the case of a member on the Republic of Ireland Branch Register, a leading national daily newspaper published in the Republic of Ireland) and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised in accordance with the provisions of these Articles is located, given notice of its intention to sell such share (but so that such advertisements need not refer to the names of the holder(s) of the share or identify the share in question); and

(d)	the Company has not during the further period of three months after the date of publication of the advertisement (or the last of the advertisements to be published if they are published on different dates) and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission; and

(e)	if the shares are listed or dealt in on the Stock Exchange, the Company has first given notice in writing to the Quotations Department of the Stock Exchange in London of its intention to make the sale.

45.2	To give effect to the sale the Board may appoint any person to execute as transferor any instrument of transfer of the share which may be required from time to time and the instrument of transfer (if any) shall be as effective as if it had been executed by the holder of or person entitled by transmission to the share. The Company shall account to the member or other person entitled to the share for the net proceeds of sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company. The Company shall be deemed to be a debtor and not a trustee in respect thereof for the member or other person and no interest shall be payable in respect of the proceeds of sale. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the Board thinks fit and so the Company shall not be required to account for any moneys so earned.

45.3	If either

(a)	on at least two consecutive occasions, cheques, warrants or orders in payment of dividends or other monies payable in respect of any share,

have been sent through the post or otherwise in accordance with the provisions of these Articles but have been returned undelivered or left uncashed during the periods for which the same are valid or any transfer by bank or other funds transfer system has not been satisfied or if any other means of payment by which dividends ate normally paid on those shares, including payment by means of a relevant system, has failed; or

(b)	following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder the Company need not thereafter dispatch any further cheques, warrants or orders and need not thereafter transfer any sum (as the case may be) in payment of dividends or other monies payable in respect of the share in question (including by means of a relevant system) until the member or other person entitled thereto shall have communicated with the Company and supplied in writing to the Office an address for the purpose.

PURCHASE OF OWN SHARES

46.     COMPANY MAY PURCHASE OWN SHARES

46.1	Subject to the provisions of the Statutes and of these Articles, and subject to any rights for the time being attached to any shares, the Company may purchase, or may enter into a contract whereby it will or may purchase, any of its own shares of any class (including redeemable shares) at any price (whether at, above or below their nominal amount) and such purchase shall not be deemed to vary or cancel the rights attached to any shares. All shares so purchased shall be cancelled immediately upon completion of the purchase and the amount of the Company’s issued share capital (but not authorised share capital) shall be reduced by the nominal amount of the shares purchased.

46.2	No purchase by the Company of its own shares shall take place unless authorised by a resolution of the Company as required by the Act and, if the Company has in existence any convertible securities admitted to listing on the London Stock Exchange which entitle the holders to convert them (whether immediately or otherwise) into equity shares of the class proposed to be purchased, no such purchase shall take place unless either:

(a)	the terms of issue of such convertible securities permit the Company to do so; or

(b)	the purchase is authorised by an Extraordinary Resolution passed at a separate class meeting of the holders of such convertible securities.

46.3	Purchases by the Company of its own redeemable shares shall, where such shares are listed by the Stock Exchange, be limited to a maximum price which, in the case of purchases through the market or by tender, will not exceed the average of the middle market quotations taken from the Stock

Exchange Daily Official List for the five (5) business days before the purchase is made or in the case of a purchase through the market, at the market price, provided that it is not more than five per cent. (5%) above such average. If such purchases are by tender, tenders shall be made available to all holders of such shares alike.

47.     SELECTION OF SHARES TO BE PURCHASED

Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other manner as between the holders of the shares of the same class or as between them and the holders with the rights as to dividends or capital conferred by any class of shares.

GENERAL MEETINGS

48.     GENERAL MEETINGS

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and not more than fifteen (15) months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall determine.

49.     EXTRAORDINARY GENERAL MEETINGS

49.1	All general meetings other than annual general meetings are extraordinary general meetings.

49.2	The Board may convene an extraordinary general meeting whenever it thinks fit. An extraordinary general meeting shall also be convened by the Board upon receipt of a requisition of members, or, in default, by such requisitionists, as provided by the Statutes. At any meeting convened on such requisition or by such requisitionists, no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director in the United Kingdom capable of acting may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board.

50.     NOTICE OF GENERAL MEETINGS

50.1	An annual general meeting and an extraordinary general meeting called for the passing of a special resolution, or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least twenty-one (21) clear days’ notice in writing. All other extraordinary general meetings shall be called by at least fourteen (14) clear days’ notice in writing.

50.2	Subject to the provisions of the Statutes, and notwithstanding that it is convened by shorter notice than that specified in this Article 50, a meeting of the Company shall be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)	in the case of any other meeting, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

50.3	The notice shall specify:

(a)	whether the meeting is an annual general meeting or an extraordinary general meeting;

(b)	the place, the day and the time of the meeting;

(c)	the general nature of the business to be transacted;

(d)	if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e)	with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

50.4	The notice shall be given to all members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors.

51.     POSTPONEMENT OF GENERAL MEETINGS

If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be placed in at least two national newspapers in the United Kingdom and one national newspaper in the Republic of Ireland. Notice of the business to be transacted at such postponed meeting shall not be required.

52.     SEPARATE GENERAL MEETINGS

The provisions of these Articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an Ordinary Share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the Ordinary Shares.

53.     OMISSION OF NOTICE

The accidental omission to give notice of any meeting, or (where forms of proxy or other documents are sent out with notices) to send a form of proxy or other document relating to a meeting with a notice to any person entitled to receive the same, or the non-receipt of a notice of meeting or form of proxy or other document by such a person, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

54.     QUORUM

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a Chairman, what shall not be treated as part of the business of the meeting. Subject to Article 55, ten persons entitled to attend and to vote on the business to be transacted (each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member) shall be a quorum for all the purposes of the meeting.

55. PROCEEDINGS IN DEFAULT OF QUORUM

If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time fixed for the meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved and in any other case it shall stand adjourned to such day and to such time and place (being not less than three (3) nor more than twenty eight (28) clear days later) as may have been specified in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than fourteen nor more than twenty-eight clear days thereafter) fixed by the Chairman of the meeting or in default by the Board. If at the adjourned meeting a quorum is not present within five minutes from the time fixed for holding the meeting, two persons entitled to attend and to vote on the business to be transacted (each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member) shall be a quorum. The Company shall give at least seven days’ notice in writing of any meeting adjourned through lack of a quorum if arrangements were not specified in the original notice of meeting and the notice shall state that two (2) members present in person or by proxy shall be a quorum.

56. CHAIRMAN

56.1	The Chairman of the Board or in his absence a vice-Chairman (if any) or in his absence a deputy Chairman (if any) shall preside as Chairman at every general meeting of the Company. If there is no such Chairman, vice-Chairman or deputy Chairman, or if at any meeting neither the Chairman nor a vice-chairman nor a deputy Chairman is present within fifteen (15) minutes after the time fixed for holding the meeting or if none is willing to act as Chairman of the meeting, the Directors present shall choose one of themselves to be Chairman or if no Director is present, or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting. The Chairman so selected will remain Chairman for the duration of the meeting.

56.2	If the Board shall at any time have appointed Joint Chairman, each Joint Chairman shall preside as Chairman at alternate general meetings of the Company, unless the Joint Chairmen shall otherwise agree between them.

57.     ADJOURNMENT

57.1	The Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either to such time and place as he thinks fit or for an indefinite period where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business; or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

57.2	In addition, the Chairman of a meeting at which a quorum is present may, with the consent of the meeting (and shall, if so directed by the meeting), adjourn the meeting to such time and place as he thinks fit or for an indefinite period. No business shall be transacted at any adjourned meeting except business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for three (3) months or more, or for an indefinite period, notice of the adjourned meeting shall be given in the same manner as for the original meeting. When a meeting is adjourned for between one (1) month and three (3) months, at least seven (7) clear days’ notice shall be given, specifying the day, time and place of the adjourned meeting and the general nature of the business to be transacted; but except as provided in Article 55 and these Articles, it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. When a meeting is adjourned indefinitely, the day, time and place for the adjourned meeting shall be fixed by the Board.

58.     ACCOMMODATION OF MEMBERS AND SECURITY ARRANGEMENTS

58.1	The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be necessary or appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a)	direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside (“the Principal Place”); and

(b)	make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

58.2	The Board may direct that any person wishing to attend any meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to (or to authorise some one or more persons to) refuse entry to, or eject from, any meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

59.     ORDERLY CONDUCT

The Chairman shall take such action as he reasonably thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman’s decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

60.     NO PROPOSAL OR SECONDING OF RESOLUTIONS

At general meetings, resolutions shall be put to the vote of the meeting by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

61.     VOTING PROCEDURE

A resolution put to the vote of any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Statutes, a poll may be demanded:

(a)	by the Chairman of the meeting; or

(b)	by at least three (3) members present in person, by proxy or (in the case of a corporation which is a member) by duly authorised representative, and entitled to vote; or

(c)	by any member or members present in person, by proxy or (in the case of a corporation which is a member) by duly authorised representative, and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	by a member or members present in person, by proxy or (in the case of a corporation which is a member) by duly authorised representative, holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

62.     POLL

62.1	If a poll is duly demanded, it shall, subject to Article 63, be taken in the manner directed by the Chairman of the meeting. The Chairman may appoint scrutineers (who need not be members) and fix a day, time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.2	The demand for a poll (other than on a question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62.3	The demand for a poll may, before the poll was taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

62.4	On a poll, votes may be given in person, or by proxy or (in the case of a corporation which is a member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

63.     NO POLL OR POLL TO BE TAKEN AT ONCE

No poll may be demanded on the election of the Chairman of a meeting. On a question of adjournment of any meeting, a poll may only be demanded by the Chairman of the meeting and it shall be taken immediately. A poll duly demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such day, time and place as may be directed by the Chairman of the meeting, but in any case not more than twenty-eight (28) days after the meeting or adjourned meeting at which the poll was demanded.

64.     NOTICE OF POLL

No notice need be given of a poll unless the Chairman otherwise directs.

65.     CHAIRMAN’S CASTING VOTE

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote he may have.

66.     DIRECTORS AND OTHER PERSONS MAY ATTEND AND SPEAK AT GENERAL MEETINGS

A Director (and any other person invited by the Chairman to do so), notwithstanding that he is not a member, shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

67.     ATTENDANCE AT GENERAL MEETINGS WHEN SHARES HELD BY A NOMINEE

Without prejudice to Article 38, where the Board is satisfied that the registered holder of any share (the “Nominee”) holds such share on trust for another person (an “Investor”), the Board may permit such Investor to attend and (if the Board thinks fit) speak at any general meeting and any separate meeting of the holders of the class of shares held by the Nominee on behalf of the Investor. No Investor shall be entitled to attend or speak at any meeting as aforesaid unless the Board has, not less than seven (7) days prior to the relevant meeting, received a written notice from the Nominee (a “Nominee Notice”) stating that the Investor is the person for whom the Nominee holds the relevant share or shares on trust. A Nominee Notice shall only be valid for this purpose for twelve (12) months from the date of such Notice.

VOTES OF MEMBERS AND AMENDMENTS TO RESOLUTIONS

68.     VOTES

Subject to the provisions of the Statutes, to any rights or restrictions attached to any shares, and to any suspension or abrogation of voting rights pursuant to these Articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member (who is present in person or, if a corporation, by representative or by proxy) shall have one vote for every Ordinary Share of which he is the holder.

69.     VOTES BY JOINT HOLDERS

In the case of joint holders the vote of the senior who tenders a vote (whether in person or by representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register.

70.     VOTES BY MEMBERS SUFFERING FROM MENTAL DISORDER

Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court or competent official claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place specified under these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote is not exercisable.

71.     DISQUALIFICATION FROM VOTING

No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) have been paid to the Company.

72.     DISENFRANCHISEMENT

72.1	If a member, or any other person appearing to the Directors to be interested in any shares held by that member, has been duly served with a notice under Section 212 of the Act and is in default for the period of fourteen (14) days from the date of service of the notice under the said Section 212 in supplying to the Company the information thereby required, then the Company may (at the absolute discretion of the Board) at any time thereafter by notice (a “Restriction Notice”) to such member direct that, in respect of the shares in relation to which the default occurred and any other shares held at the date of the Restriction Notice, by the member, or such of them as the Board may determine from time to time (the “Restricted Shares”, which expression shall include any further shares which are issued in respect of any restricted shares), the member shall not, nor shall any transferee to which any of such shares are transferred other than pursuant to a permitted transfer pursuant to paragraph 72.2(c) below, be entitled to be present or to vote on any question (either in person or by representative or proxy) at any general meeting of the Company or any separate meeting of the holders of any class of shares of the Company, or on poll or to exercise any other right conferred by membership in relation to any such meeting or poll or to be reckoned in a quorum.

72.2	Where the person on whom the Restriction Notice is served holds, or is shown in any register kept by the Company under the Statutes as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the statutory notice or the Restriction Notice (as the case may be), then the Restriction Notice may also direct that:

(a)	any dividend of any part thereof or any other monies which would otherwise be payable on or in respect of the Restricted Shares shall be withheld by the Company; shall not bear interest against the Company; and shall be payable (when the Restriction Notice ceases to have effect) to the person who would, but for the Restriction Notice, have been entitled to them; and/or

(b)	where an offer of the right to elect to receive shares of the Company instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such member in respect of such Restricted Shares shall not be effective; and/or

(c)	no transfer of any shares held by such member shall be recognised or registered by the Directors unless the transfer is a permitted transfer or:

(i)	the member is not himself in default as regards supplying the information required; and

(ii)	the transfer is part only of the member’s holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are Restricted Shares.

Upon the giving of a Restriction Notice its terms shall apply accordingly.

72.3	Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to Section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect such notice or the application of Article 72.1.

72.4	The Company shall, within seven (7) days after the Directors are satisfied that the default in respect of which the relevant Restriction Notice was issued no longer continues, cancel a Restriction Notice. A Restriction Notice shall cease to have effect in relation to any shares which are transferred by such member by means of a permitted transfer or in accordance with paragraph 72.2(c) above on receipt by the Company of notice that a transfer as aforesaid has been made. The Company may (at the absolute discretion of the Board) at any time give notice to the member cancelling, or suspending for a stated period the operation of, a Restriction Notice in whole or in part.

72.5	Where any Restricted Shares in which a person appears to be interested are held by an Approved Depositary, the provisions of this Article 72 shall be treated as applying only to those shares held by the Approved Depositary in which such person appears to be interested and not (insofar as such persons apparent interest is concerned) to any other shares held by the Approved Depositary.

72.6	Where the member on which a notice under Section 212 of the Act is served is a Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as an Approved Depositary.

72.7	For the purposes of this Article 72:

(a)	a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if that person is named in a response to a statutory notice as being so interested, or if that person is shown in any register kept by the Company under the Statutes as being so interested, or (where the member holding such shares in an Approved Depositary) if that person has informed the Approved Depositary that he is so interested, or if the Company (after taking account of any information obtained from the member or any other relevant information in the possession of the Company) knows or has reasonable cause to believe that the person in question is, or may be, interested in the shares; and

(b)	a transfer of shares is a permitted transfer if, but only if:

(i)	it is a transfer by way of, or in pursuance of, acceptance of a takeover offer for the Company (as defined in Section 428 of the Act); or

(ii)	the Board is satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a third party unconnected with the transferring member or with any other person appearing to the Board to be interested in such shares (and for the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) of the member or of any other person appearing to the Board to be so interested in any of the Restricted Shares shall be deemed to be connected with the transferring member); or

(iii)	the transfer results from a sale made on or through a recognised investment exchange (as defined in Section 207 of the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company’s shares of the same class as the Restricted Shares are normally dealt in;

(c)	the term “interested” shall be construed as it is for the purpose of Section 212 of the Act;

(d)	a reference to a person having failed to give the Company the information required by a notice, or being in default as regards applying such information, includes a reference:

(i)	to his having failed or refused to give all or any part of it; and

(ii)	to his having given information which he knows to be false in a material particular or having recklessly given information which is false in any material particular; and

(e)	the provisions of this Article are in addition and without prejudice to the provisions of the Statutes.

73.     OBJECTION TO VOTER’S QUALIFICATIONS

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the general meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the Chairman whose decision shall be final and conclusive. The Chairman shall decide whether an objection is made in due time or not.

74.     NOTICE OF AMENDMENT TO RESOLUTIONS

No amendment or proposed amendment to any ordinary resolution shall be put to or voted upon by the members at any general meeting or adjourned general meeting unless the Company has received written notice of the amendment or proposed amendment at least forty-eight (48) hours before the date fixed for the general meeting. Notwithstanding that written notice has not been given, the Chairman, in his absolute discretion, may accept amendments of a minor or clerical nature or to correct a patent error at any general meeting or adjourned general meeting.

75.     AMENDMENTS TO RESOLUTIONS

Subject to Article 74, if an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in the ruling. In the case of a resolution duly proposed as a Special or Extraordinary Resolution, no amendment to it (other than amendments of a minor or clerical nature or to correct a patent error) may in any event be considered or voted upon.

PROXIES AND REPRESENTATIVES

76.     VOTES BY PROXY

On a poll, votes may be given either personally or, if a corporation, by representative or proxy (who need not be a member). A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

77.     FORM OF PROXY

Forms of instrument of proxy shall be in any usual form or other form as the Board approves. Forms of instrument of proxy shall be sent by the Company to all persons entitled to notice of and to attend and vote at any meeting, and shall provide for voting both for and against all resolutions to be proposed at that meeting, other than resolutions relating to the procedure of the meeting. The instrument of proxy shall be in writing and shall be executed by or on behalf of the appointor or if such appointer is a corporation, either under its common seal or under the hand of a duly authorised officer or attorney. The Board may, but shall not be bound to, require evidence of the authority of the officer or attorney. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

78.     DEPOSIT OF PROXIES

The instrument appointing a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Board may:

(a)	be deposited at the Office or at such other place or places specified in the notice convening the meeting or in any notice of any adjournment, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than forty-eight (48) hours (or such shorter time specified in such notice or instrument of proxy) before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken subsequently to the meeting or adjourned meeting, be deposited as in Article 79(a) after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for taking the poll;

and an instrument of proxy which is not deposited or delivered in accordance with this Article will be invalid, unless the Board waives compliance with this provision.

79.     PROXIES DELIVERED BY FACSIMILE

79.1	Any instrument appointing a proxy may be delivered by facsimile transmitted to the office or such other place as is specified in the notice convening a general meeting of the Company or in any notice of adjournment or in any instrument of proxy sent out by the Company in relation to the meeting provided that:

(a)	the facsimile is actually received (whether or not it appears to the sender to have been received) at the aforementioned place not less than forty-eight (48) hours (or any shorter time specified in such notice or instrument of proxy) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll;

(b)	the Chairman of the meeting or the Secretary or any other person authorised by the Board for the purpose determines in his sole discretion (such determination to be conclusive) that such facsimile has been transmitted in an acceptable manner including a determination that such facsimile is complete and is in a clear and legible form; and

(c)	the original instrument appointing the proxy and (if required by the Board) any authority under which it is executed or a copy of the authority, certified notarially or in some other manner approved by the Board, is delivered to the office or such other place as aforesaid not less than one hour before the time appointed for holding the meeting or adjourned meeting.

79.2	No regard shall be had to any instrument of proxy delivered by facsimile in respect of which the provisions of this Article are not complied with. The provisions of Article 80.1 (Authority of Proxy) shall apply equally to proxies delivered by facsimile.

80.     AUTHORITY OF PROXY

80.1	When two or more valid but differing instruments of proxy are delivered within the appropriate time period in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share.

80.2	The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these Articles a demand for a poll made by a person as proxy for a member or as the duty authorised representative of a corporate member shall be the same as a demand made by the member). No instrument of proxy shall be valid after the expiration of twelve (12) months from the date stated in it as the date of its execution. The instrument of proxy shall, unless the contrary is stated, be valid for any adjournment of the meeting as for the meeting to which it relates, but unless authorised by the Act a proxy may not speak at any meeting.

81.     TERMINATION OF PROXY’S AUTHORITY

A vote given or poll demanded by a person as proxy for a member or by the duly authorised representative of a corporate member shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was received by the Company at the Office, or other place at which the instrument of proxy was duly deposited, not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) for use on the holding of such poll.

82.     BOARD’S POWER TO ISSUE PROXIES

The Board may at the expense of the Company send instruments of proxy to members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Board or any other person. If for the purpose of any meeting, invitations to appoint as proxy a person, or one of a number of persons specified in the invitations, are issued at the Company’s expense, they shall be issued to all the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

83.     CORPORATIONS ACTING BY REPRESENTATIVES

A corporation (whether or not a company within the meaning of the Act) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is an Approved Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of a corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him b exercise his powers.

NUMBER AND QUALIFICATION OF DIRECTORS

84.     NUMBER OF DIRECTORS

Until otherwise determined by ordinary resolution of the Company, the Directors shall not be more than twenty-five (25) in number and not less than three (3).

85.     DIRECTOR’S QUALIFICATION

A Director shall not be required to hold any shares of the Company by way of qualification.

86.     POWER OF COMPANY TO APPOINT DIRECTORS

Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed by or in accordance with these Articles.

87.     VACANCIES

If the number of Directors is reduced below the minimum number fixed in accordance with these Articles, the Directors or Director for the time being may act for the purpose of filling up the vacancies in their number or of calling a general meeting of the Company, but not for any other purpose. If there is no Director or Directors able and willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

88.     PERSONS ELIGIBLE FOR APPOINTMENT

No person other than a Director retiring (or, if appointed by the Board, vacating office) at the meeting shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting, unless not less than seven (7) nor more than forty (40) clear days before the date fixed for the meeting a notice in writing by a member (not being the person to be proposed) entitled to be present and vote at the meeting for which the notice is given has been left at the Office addressed to the Secretary giving notice of his intention to propose such person for election, and also notice in writing signed by the person to be proposed, of his willingness to be elected. The notice by a member shall give the particulars of that person which would (if he were elected) be required to be included in the Company’s register of Directors.

89.     ALTERNATE DIRECTORS

89.1	Each Director shall have the power at any time to appoint as an alternate Director either (a) another Director, or (b) any other person approved for that purpose by a resolution of the Board, and, at any time, to terminate such appointment. Every appointment and removal of an alternate Director shall be in writing signed by the appointor and (subject to any approval required) shall (unless the Board agrees otherwise) only take effect upon receipt of such written appointment or removal at the Office or at a meeting of the Board. An alternate Director shall not be required to hold any shares in the capital of the Company and shall not be counted in reckoning the maximum and minimum numbers of Directors allowed or required by Article 84.

89.2	An alternate Director so appointed shall not be entitled as such to receive any remuneration from the Company except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but shall otherwise be subject to the provisions of these Articles with respect to Directors (other than as regards the power to appoint an alternate). An alternate Director shall during his appointment be an officer of the Company and shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be an agent of his appointor.

89.3	An alternate Director shall be entitled (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) to receive notices of all meetings of the Board and of any committee of the Board of which his appointor is a member, and shall be entitled to attend and vote as a Director at any such meeting at which his appointor is not personally present and generally in the absence of his appointor to perform and exercise all functions, rights, powers and duties as Director of his appointor. Execution by an alternate Director of any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

89.4	The appointment of an alternate Director shall automatically determine on the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointor shall cease for any reason to be a Director otherwise than by retiring and being reappointed at the same meeting.

89.5	A Director or any other person may act as alternate Director to represent more than one Director and an alternate Director shall be entitled at meetings of the Board or any committee of the Directors to one vote for every Director whom he represents in addition to his own vote (if any) as a Director, but he shall count as only one for the purpose of determining whether a quorum is present.

BOARD POWERS AND DELEGATION OF POWERS

90.     POWERS OF THE BOARD

90.1	Subject to the provisions of the Statutes, the Memorandum of Association of the Company and these Articles, and to any direction given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

90.2	Without prejudice to any other provisions of these Articles, the Board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was its parent undertaking or Subsidiary undertaking or another Subsidiary undertaking of any such parent undertaking (together “Group Companies”) or otherwise associated with the Company or any Group Company or in which the Company or any such Group Company has or had any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, or who are or were at any time trustees of (or directors of trustees) any pension, superannuation or similar fund, trust or scheme or any employees’ share scheme or other scheme or arrangement in which any employees of the Company or of any such other body are interested, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liabilities suffered or incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and discretions and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body, fund, trust, scheme or arrangement.

91.     LOCAL BOARDS AND AGENCIES

The Board may make any arrangements it thinks fit for the management and transaction of the Company’s affairs in the United Kingdom, the Republic of Ireland and elsewhere, and may for that purpose appoint local Boards, managers and agents and delegate to them upon terms and conditions as the Board thinks fit any of the powers of the Board (other than the power to borrow and make calls) with power to sub-delegate, and may authorise them to fill any vacancies in their number or to act notwithstanding any vacancies.

92.     APPOINTMENT OF AGENT AND REGISTRAR

92.1	The Board may from time to time and at any time, by power of attorney or otherwise appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the agent or agents of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it thinks fit. Any such power of attorney or other form of authorisation may contain such provisions for the protection or convenience of persons dealing with any such agent as the Board thinks fit and may also authorise any such agent to sub-delegate all or any of the powers, authorities and discretions vested in him. The Board may remove any person appointed under this Article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

92.2	The Board may appoint any company, person or firm to act as Registrar of the Company’s shares or debentures on such terms as the Board thinks fit, provided that if there are in issue any uncertificated shares such terms shall be consistent with the Uncertificated Securities Regulations.

93.     DELEGATION TO COMMITTEES

93.1	The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed may exercise its powers to sub-delegate by sub-delegating to any person or persons (whether or not a member of the Board or of the committee).

93.2	The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee (or sub-committee) in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee. The quorum for proceedings of a committee shall be fixed by the Board.

93.3	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

94.     APPOINTMENT OF CHAIRMAN

The Board may appoint a Director to be the Chairman, or may appoint two Directors to be the Joint Chairmen of the Board, and may at any time remove him, or them, from that office.

95.     REMUNERATION OF EXECUTIVE DIRECTORS

A Director appointed in accordance with the Article entitled “Chief Executive, Managing and Executive Directors” shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may decide, and either in addition to or in lieu of his remuneration as a Director.

96.     CHIEF EXECUTIVE, MANAGING AND EXECUTIVE DIRECTORS

The Board may:

(a)	appoint one or more of its body to the office of Chief Executive, Managing Director or joint Managing Director, or to any other office (except that of Auditor) or employment in the Company, for such period (subject to the Act) and on such terms as it thinks fit, and may revoke such appointment (but so that the revocation is without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of the revocation);

(b)	permit any person elected or appointed to be a Director to continue in any other office or employment held by the person before he was so elected or appointed;

(c)	appoint any Director or former Director of the Company who, in its opinion, has rendered outstanding service to the Company to be President of the Company. The President shall not, by virtue of such office, be deemed a Director or be entitled to any remuneration.

97.     PROVISIONS TO WHICH EXECUTIVE DIRECTOR SUBJECT

An Executive Director while holding office as such, shall (subject to any contract between himself and the Company) be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors. If he ceases to be a Director he shall cease to be an Executive Director, Chief Executive, Managing Director or joint Managing Director (as the case may be) (but without prejudice to any rights or claims which he may have against the Company by ream of that cessation).

98.     POWERS OF EXECUTIVE DIRECTORS

The Board may delegate to a Chief Executive, Managing Director, joint Managing Director or other Executive Director any of the powers, authorities and discretions vested in or exercisable by it (with power to sub-delegate), upon the terms and conditions it thinks fit and, in the case of a Chief Executive, Managing Director or joint Managing Director, either collaterally with or to the exclusion of its own powers, authorities and discretions and may revoke, or vary all or any of them, but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

99.     ASSOCIATE AND OTHER DIRECTORS

The Board may appoint any other persons to any post with a descriptive title including that of Director (whether as associate, group, divisional, departmental, deputy, assistant, local, advisory director or otherwise) as the Board determines and may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may fix and determine their remuneration and duties, and subject to any contract between him and the Company may remove him from such post. A person so appointed is not a Director of the Company for any of the purposes of these Articles or of the Act, and accordingly shall not, by virtue of his appointment to such post, be a member of the Board or any committee, nor shall he be entitled to be present at any meeting of the Board or of any committee, except at the request of the Board or any committee, and if he is present at such request he shall not be entitled to vote thereat.

100.     POWER TO PAY PENSIONS

100.1	The Board may grant or make provision for pensions, allowances, gratuities and life assurance, bonuses or other benefits to or for the benefit of:

(a)	any Director or former Director or other officer or former officer who holds or has held any executive office or place of profit with the Company or any other company in which the Company is or was interested, or any company or firm or concern whose business or any part thereof, or control of whose business or any part thereof, has at any time been acquired by the Company or any of its Subsidiaries;

(b)	the wife or widow, husband or widower, or other dependant or family of such Director or former Director or other officer or former officer;

(c)	any other employee or former employee of the Company or of any such other company, firm or concern as mentioned in Article 100.l(a);

(d)	the wife or widow, husband or widower, or any other dependant or family of any such other employee of former employee;

or any class or classes thereof.

100.2	Any of the matters in Article 100.1 may be done either alone or in conjunction with any other person or company, and in such manner as the Board thinks fit.

100.3	Subject to the Act any such Director or other person mentioned in sub-paragraphs (a) to (d) inclusive of Article 100.1 is entitled to receive and retain for his own benefit any such pension, allowance, gratuity, assurance or other benefit and any such Director may vote as a Director in the exercise of any of the powers conferred by Article 100 notwithstanding that he is interested therein.

BORROWINGS

101.     BORROWING POWERS

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities provided that the amount for the time being remaining undischarged of moneys borrowed by the Company together with any moneys borrowed by any of its Subsidiaries and for the time being outstanding (excluding any amounts outstanding on intercompany accounts) after deducting therefrom an amount equal to:

(a)	all cash deposits, and the balance on each account of the Company and its Subsidiaries with banks:

(b)	any assets which would be included in short term investments in a consolidated balance sheet of the Company and the Subsidiaries prepared on the date of the relevant calculation in accordance with the principles with which the then latest published audited consolidated balance sheet of the Company and the Subsidiaries was prepared;

shall not, without the previous authority of an ordinary resolution of the Company, exceed twice the aggregate of:

(i)	the amount paid up or credited as paid up on the issued share capital of the Company; and

(ii)	the amounts standing to the credit of the reserves of the Company and its Subsidiaries; and

(iii)	in so far as not otherwise taken into account, the amount standing to the credit (or as the case may be by deducting the amount standing to the debit) of the profit and loss account,

all as shown in the latest audited consolidated balance sheet of the Company and its Subsidiaries (whether or not as the main accounts of the Company and its Subsidiaries) after making any necessary adjustment to take account of any variation since the date of such balance sheet in the amount paid up or credited as paid up on the issued share capital of the Company and in the reserves (other than retained earnings) but including share premium account and capital redemption reserve of the Company and its Subsidiaries; and

(iv)	an amount equal to the goodwill arising on acquisitions of Subsidiaries, related companies and businesses which, as at the date of the relevant calculation, remain within the Company and its Subsidiaries and which have been written off against share capital and reserves in accordance with United Kingdom accounting practices, less an amount equal to amortisation of any such goodwill over forty years on a straight line basis.

For the purposes of paragraph (i) above, if any issue or proposed issue of shares by the Company for cash has been or becomes unconditionally underwritten, then those shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof shall (provided such subscription moneys are payable not later than three months after the date of allotment) be deemed to have been paid up on the date when those shares become unconditionally underwritten but only to the extent of the underwriters’ liability to the Company in respect of the subscription moneys.

102.     BORROWINGS BY SUBSIDIARIES

The Board shall exercise all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiaries (if any) to secure that the aggregate amount undischarged of moneys borrowed by all Subsidiaries of the Company (excluding amounts outstanding on inter company accounts) when added to the amount (if any) remaining undischarged of moneys borrowed by the Company will not exceed the limit imposed by Article 101 without the previous authority provided for in that Article.

103.     INCLUSION OF GUARANTEES

The nominal amount of any share capital issued by any company and the principal amount of any moneys borrowed otherwise than by the Company and any Subsidiary company (together in each case with any premium) the repayment whereof is guaranteed by the Company or any Subsidiary company shall be taken into account as moneys borrowed by the guarantor company for the purposes of Article 101.

104.     OUTSIDER’S ENQUIRY

No person dealing with the Company or its Subsidiaries shall be concerned to see or enquire whether the borrowing limit in Article 101 is observed and no debt incurred or security given in excess of that limit shall be invalid or ineffective unless, at the time when the debt was incurred or security given, the lender or the recipient of the security has actual notice that the borrowing limit had been or was exceeded.

105.     BORROWING TO REPAY OTHER INDEBTEDNESS

Moneys borrowed for the purpose of repaying (with or without premium) the whole or any part of any outstanding indebtedness and applied to that purpose within four months from the borrowing shall, pending such application, be deemed not to be borrowed moneys.

106.     TERMS OF ISSUE OF SECURITIES

Any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise and may be so framed that the moneys so raised or secured shall be assignable free from any equities between the Company and the person to whom the same may be issued.

ELECTION, APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

107.     APPOINTMENT OF DIRECTORS TO BE VOTED ON INDIVIDUALLY

A resolution for the election of two or more persons as Directors by a single resolution shall not be voted upon at any general meeting unless a resolution that it shall be so voted upon has first been agreed to by the meeting without any vote being given against it; and any resolution voted upon in contravention of this Article shall be void.

108.     APPOINTMENT OF DIRECTORS BY THE BOARD

The Board has the power to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office until the next following annual general meeting, and shall then be eligible for election, but shall not be taken into account in determining the Directors to retire by rotation at that meeting and, unless so elected, shall vacate office at the conclusion of that meeting.

109.     RETIREMENT BY ROTATION

At every annual general meeting one-third of the Directors who are subject to rotation or, if their number is not a multiple of three (3), then the number nearest to but not exceeding one-third shall retire from office. If there are fewer than three (3) Directors who are subject to retirement by rotation, they shall all retire.

110.     ORDER OF RETIREMENT

The Directors to retire by rotation shall include (so far as is necessary to obtain the number required) any Director who wishes to retire and not offer himself for re-election. Any further Directors to retire shall be those who have been longest in office since their last election; as between persons who became or were last elected Directors on the same day, those to retire by rotation shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire (both as to number and as to identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors or the appointment of him or any of them to be an Executive Director after that time on the date of the notice but before the close of the meeting.

111.     RE-ELECTION OF RETIRING DIRECTOR

A retiring Director is eligible for re-election by the meeting. If he is not re-elected or deemed to be re-elected he shall hold office until the meeting elects someone in his place, or if it does not do so, until the end of the meeting (including any adjournment thereof).

112.     FAILURE TO FILL VACANCY CAUSED BY RETIRING DIRECTOR

If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy, the retiring Director shall, if he consents to act, be deemed to have been re-elected unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-election of the Director is put to the meeting and lost.

113.     REMOVAL OF DIRECTOR BY ORDINARY RESOLUTION

The Company may by ordinary resolution, of which special notice has been given under the Act, remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. The removal shall be without prejudice to any claim the Director may have for damages for breach of any contract of service between him and the Company.

114.     DISQUALIFICATION OF DIRECTORS

The office of a Director shall be vacated if the Director:

(a)	becomes bankrupt, the subject of a receiving order, or makes any arrangement or composition with his creditors generally;

(b)	is or may be suffering from mental disorder and either:

(i)	is admitted to hospital pursuant to an application for admission for treatment under the Mental Health Act 1983 or the Mental Health (Scotland) Act 1984; or

(ii)	an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(c)	is absent from meetings of the Board for six consecutive months without permission of the Board and the Board resolves that his office be vacated;

(d)	is an Executive Director and his appointment to the relevant office or employment is terminated or expires and the Board resolves that his office be vacated;

(e)	is requested in writing by all the other Directors to resign;

(f)	tenders his resignation in writing to the Board;

(g)	becomes prohibited by the Statutes or by law from being a Director;

(h)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles or under any provision of the Statutes.

If the office of a Director is vacated for any reason, he shall also cease to be a member of any committee or sub-committee of the Board.

DIRECTORS’ REMUNERATION AND EXPENSES

115.     DIRECTORS’ FEES

The Directors (other than alternate Directors) shall be paid such remuneration (by way of fee) for their services as directors as may be from time to time determined by the Board. The remuneration payable to Executive Directors shall also be determined in accordance with these Articles. Unless otherwise approved by ordinary resolution of the Company in general meeting, the aggregate of the remuneration (by way of fee), but excluding special remuneration or other amounts paid under Article 116, of all the Directors shall not exceed £500,000 for any financial year of the Company (and pro rata for any shorter or longer period). The maximum aggregate level of Directors’ fees shall in any event be increased on each anniversary of the date of adoption of these Articles by the same percentage by which the Index of Retail Prices for all items last published by the Department of Environment (or such other comparable index as may be substituted therefor from time to time) before such anniversary shall have increased over the index last published before the date falling one year before such anniversary. Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally. Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day,

116.     EXPENSES AND SPECIAL REMUNERATION

116.1	Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses property incurred by him in or about the performance of his duties as a Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

116.2	Any Director who by request of the Board serves on a Committee of the Board, performs special services, or goes or resides abroad for any purposes of the Company, may be paid extra remuneration by way of salary, commission, percentage of profits or otherwise as the Board decides.

PROCEEDINGS OF THE BOARD

117.     BOARD MEETINGS

117.1	The Board may meet to transact business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any Board meeting shall be decided by a majority of votes. In the case of an equality of votes the Chairman of the meeting has a second or casting vote. The Chairman or the Chairmen (or either of them), the vice-Chairman or the vice-Chairmen (or either of them) (if any), the deputy Chairman or the deputy Chairmen (or either of them), the Chief Executive, the Managing Director (or joint Managing Director) or any two Directors may, and the Secretary on the requisition of two Directors shall, call a meeting of the Board on reasonable notice. It is not necessary to give notice of a meeting of the Board to any Director absent from the United Kingdom or the Republic of Ireland.

117.2	Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or to any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retrospectively.

118.     QUORUM

118.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board but shall not be less than three (3).

118.2	In determining whether a quorum exists, fixed by or in accordance with article 118.1 as that necessary for the transaction of the business of the Board, the following shall be counted in the quorum:

(i)	in the case of a resolution agreed by the Board in telephone communication, all such Directors;

(ii)	in the case of a meeting of the Board, in addition to the Directors present at the meeting any Director in telephone communication with the meeting; and

(iii)	in the case of a resolution agreed by the Board by exchange of facsimile transmissions, all Directors taking part in such exchange.

Subject to the provisions of these Articles, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

119.     CHAIRMAN, VICE-CHAIRMAN AND DEPUTY CHAIRMAN

The Board may appoint a Chairman or Chairmen and, if it thinks fit, a vice-Chairman or vice-Chairmen and a deputy Chairman or deputy Chairmen of its meetings and determine the period for which they respectively are to hold office. If there are Joint Chairmen at any time, they shall, unless otherwise determined by the Board, chair alternate meetings of the Board. If no Chairman, vice-Chairman or deputy Chairman is appointed, or none is present within five (5) minutes after the time fixed for holding any meeting, the Directors present may choose one of their number to act as Chairman of the meeting. If more than one person is appointed as vice-chairman, and a dispute arises as to which of them shall be Chairman the Directors present shall determine which person is to act as Chairman.

120.     VALIDITY OF DIRECTORS’ ACTIONS

All acts of the Board, or of a committee or sub-committee of the Board, or by any person acting as a Director, shall, even if it is afterwards discovered that there was some defect in the appointment or continuance in office of any Director, or person so acting, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if every such person had been duty appointed or had duly continued in office and was qualified and had continued to be a Director and had been entitled to vote.

121.     RESOLUTION IN WRITING

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board is as valid and effectual as if it had been passed at a meeting of the Board (or, as the case may be, of that committee) duly convened and held, and may consist of several documents in similar form each executed by one or more Directors.

122.     RESOLUTIONS BY TELEPHONE OR FACSIMILE

The Board, or a committee of the Board, may hold meetings by telephone, either by conference telephone connection(s) or by a series of telephone conversations, or by exchange of facsimile transmissions addressed to the Chairman, or by any communication equipment which allows all persons participating in the meeting to speak and hear each other. The views of the Board, or a committee of the Board, as ascertained by such telephone conversations or facsimile transmissions or other means and communicated to the Chairman shall be treated as votes in favour of or against a particular resolution. A resolution passed at any meeting held in this manner, and signed by the Chairman, shall be as valid and effectual as if it had been passed at a meeting of the Board (or, as the case may be, of that committee) duly convened and held.

123.     DISCLOSURE OF INTERESTS

Subject to the Statutes, and provided that he has in advance disclosed to the Board by written notice to the Secretary the nature and extent of any interest of his, a Director notwithstanding his office:

(a)	may be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)	may be or become a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be avoided on the ground of any such interest or benefit; and

(d)	may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director of the Company.

124.     RESTRICTION ON VOTING

Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board, or of a committee of the Board, on any resolution concerning a matter in which he has, directly or indirectly, any interest or duty whether or not it conflicts or may conflict with the interests of the Company unless his interest or duty arises only because one of the following sub-paragraphs applies (in which case he may vote and be counted in the quorum):

(a)	the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its Subsidiaries;

(b)	the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its Subsidiaries for which the Director has assumed responsibility in whole or in part, and whether alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c)	the resolution relates to any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiaries for subscription or purchase in which offer he is or may be entitled to participate as the holder of securities, or he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	the resolution relates to any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(e)	the resolution relates to any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(f)	the resolution relates in any way to any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which the Director benefits and which does not award to any Director any privilege or benefit not generally awarded to the employees to which the arrangement relates;

(g)	the resolution concerns any scheme or arrangement for the benefit of employees of the Company or any of its Subsidiaries under which the Director benefits in a similar manner to the employees and which does not award to any Director any privilege or benefit not generally awarded to the employees to which the arrangement relates; or

(h)	the resolution relates to any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

125.     NATURE OF DIRECTOR’S INTEREST

For the purposes of Articles 123 and 124:

(a)	an interest of a person who is, for any purpose of the Act, connected with a Director shall be treated as an interest of the Director;

(b)	a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified, but not otherwise; and

(c)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

126.     PROHIBITION ON DIRECTOR COUNTING TOWARDS QUORUM

A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

127.     SEPARATE RESOLUTIONS TO APPOINT DIRECTORS

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and (provided he is not for another reason precluded from voting) each of the Directors concerned is entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

128.     CHAIRMAN’S RULING CONCLUSIVE ON DIRECTOR’S INTEREST

If any question arises at any meeting as to the materiality of a Director’s interest (other than the Chairman’s interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in a quorum, such question shall be referred to the Chairman of the meeting. The Chairman’s ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the relevant Director (so far as is known to him) has not been fairly disclosed to the Board.

129.     DIRECTORS’ RESOLUTION CONCLUSIVE ON CHAIRMAN’S INTEREST

If any question arises at any meeting as to the materiality of the Chairman’s interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive except in a case where the nature or extent of the interest of the Chairman (so far as is known to him) has not been fairly disclosed to the Board.

SECRETARY, MINUTES AND SEAL

130.     SECRETARY

130.1	Subject to the Act, the Secretary shall be appointed by the Board for such term and upon such conditions as it thinks fit; and any Secretary appointed by the Board may be removed by it. The Company Secretary shall receive such remuneration as the Board or any committee authorised by the Board shall decide.

130.2	The Board may also appoint one or more deputy Secretaries or joint, assistant or acting Secretaries for such term and upon such conditions as it thinks fit; any deputy, joint, assistant or acting Secretary appointed by the Board may be removed by it.

130.3	Any provision of the Act or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

131.     MINUTES

The Board shall ensure minutes are made in books kept for the purpose:

(a)	of all appointments of officers made by the Board;

(b)	of the names of the Directors present at each meeting of the Board and of any committee of the Board; and

(c)	of all proceedings at meetings of the Company or the holders of any class of shares in the Company and of the Board and of committees of the Board.

Any such minutes, if purporting to be signed by the Chairman of the meeting to which they relate, or of a subsequent meeting, shall be sufficient evidence without any further proof of the facts therein stated.

132.     THE SEAL

The Board shall make arrangements far the safe custody of the seal. The seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. The Board shall determine who may sign any instrument to which the seal is affixed and unless otherwise determined, it shall be signed by a Director and countersigned by the Secretary or by a second Director or by some other person appointed by the Board for that purpose.

133.     SEAL ON SHARE CERTIFICATES OR DEBENTURES

All forms of certificates for shares or debentures or representing any other form of security (other than letters of allotment or scrip certificates shall be issued under the seal or one of the Company’s official seals or in such other manner as the Board having regard to the terms of issue and any listing requirements may authorise. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed on them or that such certificates need not bear any signature.

134.     SEAL FOR USE ABROAD

The Company may have:

(a)	an official seal kept by virtue of Section 40 of the Act; and

(b)	an official seal for use abroad under the provisions of the Act, where and as the Board determines, and the Company may by writing under the seal appoint any agent, or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on its use as the Board thinks fit.

ACCOUNTING RECORDS, BOOKS AND REGISTERS

135.     ACCOUNTS TO BE KEPT

The Board shall cause the Company to keep proper accounting records and any other books and registers necessary to comply with the Act.

136.     LOCATION AND INSPECTION OF BOOKS

The accounting records shall be kept at the Office or (subject to the Act) at any other place in the United Kingdom the Board decides, and shall always be open to inspection by the Directors of the Company. No member of the Company (other than a Director) has any right of inspecting any accounting record or book or document except as conferred by law or authorised by the Board or by ordinary resolution of the Company in general meeting.

137.     ANNUAL REPORT AND STATEMENT OF ACCOUNTS

The Board shall, in accordance with the Act, ensure that accounts of the Company as required by the Act as prepared and laid before the Company in general meeting.

138.     CIRCULATION OF REPORT AND ACCOUNTS

A printed copy of the accounts of the Company which are to be laid before the Company in general meeting or of any other document permitted by the Act to be sent instead shall, at least twenty-one (21) clear days before the meeting, be delivered or sent by post to every member and to the registered address of every debenture holder of the Company, or, in the case of joint holders of any share or debenture, to one of the joint holders who is entitled to receive Notices of Meetings. The Company may send summary financial statements to members of the Company instead of copies of its full accounts and reports.

AUDITORS

139.     APPOINTMENT OF AUDITORS

Auditors of the Company shall be appointed and their duties regulated in accordance with the Act.

140.     AUDITORS’ REPORT

The Auditors’ report to the members made pursuant to the Act as to audit shall be open to inspection by any member.

141.     AUDITORS’ RIGHTS

In accordance with the Act, the Auditors are entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns them as Auditors.

AUTHENTICATION OF DOCUMENTS, BRANCH REGISTER AND RECORD DATES

142.     AUTHENTICATION OF DOCUMENTS

142.1	Any Director or the Secretary or any person appointed by the Board for the purpose, has the power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer or local manager of the Company having custody is deemed to be a person appointed by the Board.

142.2	A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting of the Company or of the Board or of any committee which is certified as such in accordance with Article 142.1 is conclusive evidence in favour of all persons dealing with the Company on the faith of the document that the resolution has been duly passed or, as the case may be, that the extract is a true and accurate record of proceedings at a duly constituted meeting.

143.     BRANCH REGISTER

The Board may direct the Company to keep, in any part of the world outside the United Kingdom in which the Company transacts business, a branch register or registers of members resident in such territory, and the Board may (subject to the Act) make and vary such regulations as they think fit regarding the keeping of any such register or registers, provided that if there are in issue any uncertificated shares such regulations shall be consistent with the Uncertificated Securities Regulations.

144.     RECORD DATES

Notwithstanding any other provision of these Articles the Board may specify any date as the Record Date for any dividend, distribution, allotment or issue and the Record Date may be on or at any time within six (6) months before or after any date on which any dividend, distribution, allotment or issue is declared, paid or made.

DIVIDENDS AND RESERVES

145.     DECLARATION OF DIVIDENDS

Subject to the Act, the Company may by ordinary resolution declare dividends to members in accordance with their respective rights and priorities; but no dividend shall exceed the amount recommended by the Board.

146.     PAYMENT OF DIVIDENDS

146.1	Except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid; but no amount paid up on a share in advance of the date upon which a call is payable shall be treated for the purposes of this Article or the next following Article as paid up on the share.

146.2	All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date, that share shall rank for or be entitled to dividend accordingly.

147.     PAYMENT OF DIVIDENDS IN SPECIE

Any general meeting declaring a dividend may, upon the recommendation of the Board, direct payment or satisfaction of the dividend wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company, and the Board shall give effect to such direction. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks expedient, and in particular it may ignore fractions altogether or issue fractional certificates and fix the value for distribution of such specific assets or any part of them and may determine that cash payment shall be made to any members on the basis of the value fixed in order to adjust the rights of those entitled to participate in the dividend, and may vest any specific assets in trustees, upon trust for the members entitled to the dividend.

148.     INTERIM DIVIDENDS

The Board may pay to the members interim dividends which the Board thinks justified by the profit of the Company available for distribution and the position of the Company, and the Board may also pay the fixed dividend payable on any shares of the Company with preferential rights half-yearly or otherwise on fixed dates whenever such profits in the opinion of the Board justify that course. In particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares in the capital of the Company which confer deferred or non-preferential rights, as well as in respect of shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferential rights if, at the time of payment, any preferential dividend is in arrear. Provided the Board acts in good faith, the Board shall not incur any liability to the holders of shares conferring any preferential rights for any loss that they may suffer by reason of the lawful payment of an interim dividend on any shares having deferred or non-preferential rights.

149.     DEBTS TO BE SET-OFF AGAINST DIVIDENDS

The Board may deduct from any dividend payable to any member, on or in respect of a share, all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

150.     DIVIDENDS PAYABLE TO MEMBERS ON REGISTER

All dividends and interest shall be paid (subject to any lien of the Company) to those members whose names are on the register at the date at which the dividend is declared or at the date at which the interest is payable respectively, or at the Record Date or at any other dates the Company by ordinary resolution or the Board determines, notwithstanding any subsequent transfer or transmission of shares.

151.     PROOF OF ENTITLEMENT TO DIVIDENDS

The Board may pay the dividends or interest payable on shares, to any person who is by transmission entitled to be registered as holder on production of the certificate and evidence which would be required if that person desired to be registered as a member in respect of those shares.

152.     UNPAID AND UNCLAIMED DIVIDENDS

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise expressly provided by the rights attached to the share. Subject as provided in these Articles, all dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve (12) years from the date when such dividend became due for payment shall be forfeited and shall revert to the Company. The provisions of this Article shall not affect the provisions of Article 45.

153.     PAYMENT OF DIVIDENDS IN FOREIGN CURRENCIES

153.1	The Board may in its discretion make provisions to enable such Approved Depositary and/or member as the Board shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Board as they shall consider appropriate ruling at the close of business in London on the date which is the business day last preceding (a) in the case of a dividend to be declared by the Company in general meeting, the date on which the Board publicly announces its intention to recommend that specific dividend and (b) in the case of any other dividend, the date on which the Board publicly announces its intention to pay that specific dividend.

153.2	Where an Approved Depositary has elected or agreed to receive dividends in a foreign currency, the Board may in its discretion approve the entering into of arrangements with the Approved Depositary to enable payment of the dividend to be made to the Approved Depositary in such foreign currency for value on the date on which the relevant dividend is paid, or such date as the Board may determine.

154.     DIVIDEND WARRANTS

Any dividend or other moneys payable (whether in sterling or foreign currency pursuant to provisions made under these Articles) in respect of a share may be paid either:

(a)	in the case where the member or person entitled thereto has provided the Company with a written mandate for payment of dividends via any bank or other funds transfer system — by transfer through that system to such person’s mandated account; or

(b)	in the case where the dividend or other moneys is/are payable in respect of uncertificated shares and the member or person entitled thereto has so instructed the Company — by means of the facilities and requirements of a relevant system; or

(c)	in all other cases — by cheque or warrant sent through the post to the address in the register of the member or person entitled thereto or, in the case of an Approved Depositary, subject to the approval of the Board, to such persons and addresses as the Approved Depositary may notify or, in the case of joint holders, to any one of the joint holders, or to any other person and to any other address the holder or joint holders may in writing direct.

Every cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the risk of the member or other person entitled, and payment of the cheque or warrant, or transfer via any funds transfer system or by means of the facilities of a relevant system as aforesaid shall be a good discharge to the Company. The Company shall have no responsibility for any sums lost or delayed in the course of any such transfer as referred to in (b) or (c) above.

155.     RECEIPT OF JOINT HOLDER EFFECTIVE

If several persons are entered in the register as joint holders of any share, any one of them may give effectual receipts for any moneys payable in respect of the share.

156.     RESERVES

The Board may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company the sums it thinks fit as a reserve which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be lawfully and properly applied. Pending application those sums may either be employed in the business of the Company or invested in investments as the Board thinks fit. it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also, without placing the same to reserve, carry forward any profits which it thinks prudent not to distribute.

157.     CAPITALISATION OF PROFITS

157.1	The Company may, upon the recommendation of the Board, resolve that it is desirable to capitalise all or any part of the profits of the Company to which this Article applies and accordingly that the Board be authorised and directed to appropriate the profits so resolved to be capitalized to the members on the Record Date specified in the relevant resolution, or determined as therein provided, who would have been entitled thereto if distributed by way of dividend and in the same proportions.

157.2	Subject to any direction given by the Company, the Board shall appropriate the profits resolved to be capitalised by any such resolution, and apply such profits on behalf of the members entitled thereto either:

(a)	in or towards paying up the amounts, if any, for the time being unpaid on any shares held by the members respectively; or

(b)	in paying up in full unissued shares, debentures or obligations of the Company, of a nominal amount equal to those profits, for allotment and distribution credited as fully paid, to and amongst such members in the proportions referred to above (subject to any arrangements made for fractional entitlements pursuant to this Article); or

(c)	partly in one way and partly in the other;

provided that no unrealised profit shall be applied in paying up amounts unpaid on any issued shares and the only purpose to which sums standing to capital redemption reserve or share premium account shall be applied pursuant to this Article shall be the payment up in full of unissued shares to be allotted and distributed to members credited as fully paid.

157.3	The Board shall have power after the passing of any such resolution:

(a)	to make such provision as it thinks expedient for the case of shares, debentures or obligations becoming distributable in fractions, and in particular may (i) issue fractional certificates or (ii) authorise any person to sell and transfer, or authorise any person to elect to redeem (if applicable), any fractions, or shares representing such fractions, on behalf of members otherwise entitled to them or (iii) may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or (iv) may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, such powers to include the right for the Company to retain small amounts, the cost of distribution of which would be disproportionate to the amounts involved;

(b)	to authorise any person to enter, on behalf of all the members entitled thereto, into an agreement with the Company providing either:

(i)	for the payment up by the Company on behalf of those members (by the application of their respective proportions of the profits resolved to be capitalised) of the amounts, or any part of the amounts, remaining unpaid on their existing shares; or

(ii)	for the allotment to those members, credited as fully paid, of any further shares, debentures or obligations to which they may be entitled upon such capitalisation (subject to any arrangements made for fractional entitlements pursuant to this Article);

and any agreement made under this authority shall be effective and binding on all those members.

157.4	The Company in general meeting may resolve that any shares allotted pursuant to this Article to holders of any partly paid Ordinary Shares shall, so long as those Ordinary Shares remain partly paid, rank for dividends only to the extent that partly paid shares rank for dividends.

157.5	The profits of the Company to which this Article applies shall be any undivided profits of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions and shall also be deemed to include (whether or not the same is available for distribution):

(a)	any profits arising from appreciation in capital assets (whether realised by sale or ascertained by valuation); and

(b)	any amounts standing to any reserve or reserves or to the capital redemption reserve or to share premium or other special account.

NOTICES

158.     SERVICE OF NOTICE BY THE COMPANY

Any notice or document may be served by the Company on any member either personally or by post in a prepaid letter addressed to the member at his address in the register or by leaving it at that address addressed to the member or by means of a relevant system or by any other means authorised in writing by the member concerned. In the case of joint holders all notices shall be given to the joint holder whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.

159.     PROOF OF SERVICE

Any notice or other document sent by post is deemed to have been served at the expiration of twenty-four (24) hours after the time when the letter containing the same is posted and in proving service it is sufficient to prove that the letter containing the notice or document was property addressed and posted as a prepaid letter. Any notice or other document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the Company by means of a relevant system shall be deemed to have been served when the Company or any sponsoring system participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose.

160.     NOTICE NOT INVALIDATED BY CHANGE IN REGISTER

Any notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than twenty-eight (28) days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served on or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

161.     MEMBERS RESIDENT ABROAD

Any member whose address in the register is not within the United Kingdom or the Republic of Ireland, and who gives to the Company an address within the United Kingdom or the Republic of Ireland at which notices may be served upon him, shall be entitled to have notices or documents served upon him at that address but, unless he does so, shall not be entitled to receive any notice or documents from the Company.

162.     NOTICE TO PERSONS NOT ON THE REGISTER

Every person who becomes entitled to a share:

(a)	shall, except as mentioned in (b) below, be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title; but

(b)	subject to Article 72.3, shall not be bound by any notice given by the Company to the person from whom he derives his title under Section 212 of the Act or under Article 72.

163.     NOTICE BY ADVERTISEMENT

If at any time, by reason of the suspension or curtailment of postal services within the United Kingdom and/or the Republic of Ireland, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading national daily newspapers published in the United Kingdom and in one leading national daily newspaper published in the Republic of Ireland and the notice shall be deemed to have been duly served on all members entitled to notice at noon on the day when the last such advertisement appears. In this case the Company shall send confirmatory copies of the notice by post if at least 7 days before the meeting the posting of notices to addresses throughout the United Kingdom and the Republic of Ireland again becomes practicable.

164.     SERVICE ON DECEASED OR BANKRUPT MEMBERS

A person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member, on supplying to the Company such evidence as the Board may reasonably require to show his title to that share, and on supplying also an address within the United Kingdom or the Republic of Ireland for the service of notices, shall be entitled to have served on or delivered to him at that address any notice or document to which the member but for his death, mental disorder or bankruptcy would be entitled, and the service or delivery shall for all purposes be deemed a sufficient service or delivery of the notice or document on all persons interested in the share. Save as aforesaid, any notice or document delivered or sent by post to, or left at, the last registered address of any member pursuant to these Articles shall (notwithstanding that the member is then dead or bankrupt or in liquidation or that a receiver has been appointed for him under the Mental Health Act 1983 or the Mental Health (Scotland) Act 1984, and whether or not the Company has notice of such event) be deemed to have been duly served or delivered in respect of any share registered in the name of that member as sole or first named joint holder.

165.     MEMBERS PRESENT DEEMED TO HAVE RECEIVED NOTICE

Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of shares in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called.

166.     POWER TO STOP SENDING NOTICES

Subject to the Statutes, if on two consecutive occasions notices or other documents have been sent by the Company through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive subsequent notices or other documents from the Company until he has given the Company a new registered address or address within the United Kingdom or the Republic of Ireland for the service of notices and other documents. For the purposes of this Article, references to a document include references to any cheque, warrant or similar financial instrument; but nothing in this Article shall entitle the Company to cease (or refuse to recommence) sending any cheque, warrant or similar financial instrument for any dividend, unless it otherwise entitled under these Articles to do so.

WINDING-UP

167.     LIQUIDATORS’ POWERS

The power of sale of a liquidator includes a power to sell wholly or partially the property of the Company for shares or debentures, or other obligations of another company, either then already constituted, or about to be constituted, for the purpose of carrying out the sale.

168.     DISTRIBUTION OF SECURITIES IN PLACE OF CASH

168.1	If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Act or the Insolvency Act l986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out between the members or different classes of members. Any division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with those rights, the members shall have the same right of dissent and consequential rights as if the resolution were a special resolution passed pursuant to Section 110 of the Insolvency Act 1986. The liquidator may, with the same sanction, vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the same sanction determined but no member is compelled to accept any assets on which there is a liability.

168.2	A special resolution sanctioning a transfer or sale to another company duly passed pursuant to Section 110 of the Insolvency Act 1986 may in the same manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and that determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the Act or the Insolvency Act 1986.

INDEMNITY

169.     INDEMNITY TO OFFICERS

To the extent not rendered void by Section 310 of the Act, every Director or other officer of the Company is entitled to be indemnified, and if the Board so determines the Auditors of the Company may be indemnified, out of the assets of the Company against all losses or liabilities (including any liability mentioned in Section 310 of the Act), which he may sustain or incur in the execution of the duties of his office or in relation thereto, and no Director or other officer is liable for any loss or damage which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto.

Diageo plc

Company No. 23307

ARTICLES OF ASSOCIATION

CONTENTS

	ARTICLE	PAGE
	NO	NO

Exclusion of other regulations	1.	1
Interpretation	2.	1
SHARE CAPITAL, ISSUES AND ALTERATION OF SHARE CAPITAL		4
Authorised share capital	3.	4
Allotment	4.	4
Classes of shares	5.	6
Power to issue redeemable shares	6.	6
Financial assistance	7.	6
Commission and brokerage	8.	6
Variation of rights	9.	7
Increase and consolidation of capital	10.	7
Adjustments on consolidation	11.	8
Reduction of capital	12.	8
EVIDENCE AS TO TITLE		8
Share certificates	13.	8
Uncertificated securities (CREST)	14.	10
LIEN ON SHARES		10
Lien or shares not fully paid	15.	10
Sale of shares subject to lien	16.	10
Proceeds of sale of shares subject to lien	17.	11
CALLS ON SHARES		11
Calls	18.	11
Calls payable by instalments	19.	12
Liability of joint holders for calls	20.	12
Members to pay calls	21.	12
Interest on unpaid call	22.	12
Sums payable on allotment deemed a call	23.	12
Payment in advance of calls	24.	12
Difference in calls	25.	13
Notice requiring payment of calls	26.	13
Notice to state time and place for payment	27.	13
Surrender	28.	13
FORFEITURE		13
Forfeiture on non-compliance	29.	13
Notice after forfeiture and sale of forfeited shares	30.	14
Effect of forfeiture	31.	14
Evidence of forfeiture	32.	14
TRANSFER OF SHARES		15
Form of transfers	33.	15
Execution of transfers	34.	15
Power to refuse to register	35.	15
Retention of instrument of transfer	36.	16
Notice of refusal	37.	16
Trusts	38.	16
Fees on registration	39.	16
Renunciation of allotment	40.	16
TRANSMISSION OF SHARES		17
On death	41.	17
Executor’s right to registration	42.	17
Rights of persons entitled by transmission	43.	17
DOCUMENTS AND UNTRACED MEMBERS		17
Destruction of documents	44.	17
Untraced members	45.	18

	ARTICLE	PAGE
	NO	NO

PURCHASE OF OWN SHARES		20
Company may purchase own shares	46.	20
Selection of shares to be purchased	47.	21
GENERAL MEETINGS		21
General meetings	48.	21
Extraordinary general meetings	49.	21
Notice of general meetings	50.	21
Postponement of general meetings	51.	22
Separate general meetings	52.	22
Omission of notice	53.	23
PROCEEDINGS AT GENERAL MEETINGS		23
Quorum	54.	23
Proceedings in default of quorum	55.	23
Chairman	56.	23
Adjournment	57.	24
Accommodation of members and security arrangements	58.	24
Orderly conduct	59.	25
No proposal or seconding of resolutions	60.	25
Voting procedure	61.	25
Poll	62.	26
No poll or poll to be taken at once	63.	27
Notice of poll	64.	27
Chairman’s casting vote	65.	27
Directors and other persons may attend and speak at general meetings	66.	27
Attendance at general meetings when shares held by a nominee	67.	27
VOTES OF MEMBERS AND AMENDMENTS TO RESOLUTIONS		27
Votes	68.	27
Votes by joint holders	69.	28
Votes by members suffering from mental disorder	70.	28
Disqualification from voting	71.	28
Disenfranchisement	72.	28
Objection to voter’s qualifications	73.	31
Notice of amendment to resolutions	74.	31
Amendments to resolutions	75.	32
PROXIES AND REPRESENTATIVES		32
Votes by proxy	76.	32
Form of proxy	77.	32
Deposit of proxies	78.	32
Proxies delivered by facsimile	79.	33
Authority of proxy	80.	33
Termination of proxy’s authority	81.	34
Board’s power to issue proxies	82.	34
Corporations acting by representatives	83.	34
NUMBER AND QUALIFICATION OF DIRECTORS		35
Number of Directors	84.	35
Director’s qualification	85.	35
Power of company to appoint Directors	86.	35
Vacancies	87.	35
Persons eligible for appointment	88.	35
Alternate Directors	89.	36
BOARD POWERS AND DELEGATION OF POWERS		37
Powers of the Board	90.	37
Local Boards and agencies	91.	37
Appointment of agent and Registrar	92.	38
Delegation to committees	93.	38
Appointment of Chairman	94.	39
Remuneration of Executive Directors	95.	39
Chief Executive, Managing and Executive Directors	96.	39
Provisions to which Executive Director subject	97.	39
Powers of Executive Directors	98.	39
Associate and other Directors	99.	40
Power to pay pensions	100.	40

	ARTICLE	PAGE
	NO	NO

BORROWINGS		41
Borrowing powers	101.	41
Borrowings by Subsidiaries	102.	42
Inclusion of guarantees	103.	42
Outsider’s enquiry	104.	42
Borrowing to repay other indebtedness	105.	43
Terms of issue of securities	106.	43
ELECTION, APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS		43
Appointment of Directors to be voted on individually	107.	43
Appointment of Directors by the Board	108.	43
Retirement by rotation	109.	43
Order of retirement	110.	43
Re-election of retiring Director	111.	44
Failure to fill vacancy caused by retiring Director	112.	44
Removal of Director by Ordinary Resolution	113.	44
Disqualification of Directors	114.	44
DIRECTORS' REMUNERATION AND EXPENSES		45
Directors’ fees	115.	45
Expenses and special remuneration	116.	45
PROCEEDINGS OF THE BOARD		46
Board meetings	117.	46
Quorum	118.	46
Chairman, vice-Chairman and deputy Chairman	119.	47
Validity of Directors’ actions	120.	47
Resolution in writing	121.	47
Resolutions by telephone or facsimile	122.	47
Disclosure of interests	123.	47
Restriction on voting	124.	48
Nature of Director’s interest	125.	49
Prohibition on Director counting towards quorum	126.	49
Separate resolutions to appoint Directors	127.	50
Chairman’s ruling conclusive on Director’s interest	128.	50
Directors’ resolution conclusive on Chairman’s interest	129.	50
SECRETARY, MINUTES AND SEAL		50
Secretary	130.	50
Minutes	131.	51
The seal	132.	51
Seal on share certificate or debentures	133.	51
Seal for use abroad	134.	51
ACCOUNTING RECORDS, BOOKS AND REGISTERS		52
Accounts to be kept	135.	52
Location and inspection of books	136.	52
Annual report and statement of accounts	137.	52
Circulation of report and accounts	138.	52
AUDITORS		52
Appointment of auditors	139.	52
Auditors’ report	140.	52
Auditors’ rights	141.	52
AUTHENTICATION OF DOCUMENTS, BRANCH REGISTER AND RECORD DATES		53
Authentication of documents	142.	53
Branch register	143.	53
Record dates	144.	53
DIVIDENDS AND RESERVES		53
Declaration of dividends	145.	53
Payment of dividends	146.	53
Payment of dividends in specie	147.	54
Interim dividends	148.	54
Debts to be set-off against dividends	149.	54
Dividends payable to members on register	150.	55
Proof of entitlement to dividends	151.	55

	ARTICLE	PAGE
	NO	NO

Unpaid and unclaimed dividends	152.	55
Payment of dividends in foreign currencies	153.	55
Dividend warrants	154.	56
Receipt of joint holder effective	155.	56
Reserves	156.	56
Capitalisation of profits	157.	57
NOTICES		58
Service of notice by the Company	158.	58
Proof of service	159.	58
Notice not invalidated by change in register	160.	59
Members resident abroad	161.	59
Notice to persons not on the register	162.	59
Notice by advertisement	163.	59
Service on deceased or bankrupt members	164.	60
Members present deemed to have received notice	165.	60
Power to stop spending notices	166.	60
WINDING-UP		60
Liquidators’ powers	167.	60
Distribution of securities in place of cash	168.	61
INDEMNITY		61
Indemnity to officers	169.	61